Ref: adr180906

06017119

18 September 2006

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 25 2006
WASH. D.C. 152 SECTION

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of the Company, I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

9/26

SCHEDULE OF DOCUMENTS ISSUED
31 AUGUST 2006 TO 15 SEPTEMBER 2006

COMPANIES HOUSE FILINGS		
6 September 2006	-	Forms 88(2) re allotment of shares

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
31 August 2006	-	Additional listing
1 September 2006	-	Director/PDMR Shareholding
4 September 2006	-	Additional listing
5 September 2006	-	Additional listing
5 September 2006	-	Director/PDMR Shareholding
6 September 2006	-	Acceptance of Offers to sell
6 September 2006	-	Additional listing
6 September 2006	-	Director/PDMR Shareholding
7 September 2006	-	Additional listing
8 September 2006	-	Additional listing
11 September 2006	-	Additional listing
12 September 2006	-	Additional listing
13 September 2006	-	Additional listing
14 September 2006	-	Experian Global Offer (not for publication in the US *)
14 September 2006	-	ARG Name Change
14 September 2006	-	Home Retail Group Trading Update
14 September 2006	-	Experian Trading Update
14 September 2006	-	Publication of Prospectuses
14 September 2006	-	Additional listing

* and therefore not included with this letter

Exemption No 82-5017

GUS

Ref: chcorres.pgc.roc88(2)s

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

6 September 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	21	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,943	21,290	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25,633
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **25,633**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/E10472 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	34,274	23,276	22,945
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.1270	£6.5300	£6.7550

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 80,495
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **80,495**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/JL/10507	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	197		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.082		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Vidacos Nominees Limited A/C SSB1 Part ID 33XMH Address Citigroup Centre, Canada Square, Canary Wharf London UK Postcode E14 5LB	Class of shares allotted Ordinary	Number allotted 197
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 197

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 6 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/HA10513	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,963	125	211
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384.00p	508.00p	648.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed ______________________ **Date** 6 SEPTEMBER 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	23	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	26		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Mr Steven Michael Fisher	Class of shares allotted	Number allotted
Address	31 Warrender Close, Bramcote Hills, Nottingham, Nottinghamshire.	Ordinary	878
Postcode	NG9 3EB		
Name	Mrs Mary Elizabeth Knight **(Deceased)** (Legal Representative: Mr Laurence Matthews Knight)	Class of shares allotted	Number allotted
Address	10 Rutland Close, Canterbury, Kent.	Ordinary	568
Postcode	CT1 1SD		
Name	Miss Samantha Norman	Class of shares allotted	Number allotted
Address	85 Flavell Drive, Furzton, Milton Keynes, Buckinghamshire.	Ordinary	878
Postcode	MK4 1AX		
Name	Mr Surender Singh Sahota	Class of shares allotted	Number allotted
Address	22 Ellwood Crescent, Wollaton, Nottingham, Nottinghamshire.	Ordinary	878
Postcode	NG8 1GD		
Name	Mrs Samantha Westwood	Class of shares allotted	Number allotted
Address	9 Longbow Road, Selly Oak, Birmingham, West Midlands.	Ordinary	123
Postcode	B29 4EH	TOTAL	3325

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ____________ **Date** 6 September 2006

A ~~director~~/ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary
Number allotted	1344
Nominal value of each share	29 3/43 p ~~29.75p~~
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name -	Class of shares Allotted	Number allotted
Address – Cazenove Nominees Ltd – Designation SAD 20 Moorgate London EC2R 6DA	ORDINARY	1344

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,818		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part id: 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,818
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,818

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works	
5 Union Street, Manchester, M12 4JD	
ESP-EXEC/E10595	Tel: 0870 836 4064
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	Day	Month	Year
From	31	08	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,429	29,414	
Nominal value of each share	**Ordinary** 29 3/43p	**Ordinary** 29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS Part ID: 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 28,173
Name Miss Natalie Jane King Address 33 Parkgate Crescent Hadley Wood Herts UK Postcode EN4 0NW	Class of shares allotted Ordinary	Number allotted 957
Name Mr. Carl Hargrave Address 33 Parkgate Crescent Hadley Wood Herts UK Postcode EN4 0NW	Class of shares allotted Ordinary	Number allotted 3,277
Name Ms. Anja Remmler Address Langenstucken 10 22333 Hamburg Germany	Class of shares allotted Ordinary	Number allotted 436
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **32,843**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/10675 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	08	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	52541		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	ORDINARY	30773

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Mr J J N A Gillis Address - Goudkarper 3 Leiden 2318 ND Holland	ORDINARY	1020

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Miss Suet Ki Anita Au Address - Flat 1908 Block S Luk Yeung Sun Chuen Tsuen Wan N T Hong Kong	ORDINARY	1114

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Miss Kin Hung Chan Address - 28G Corona Tower 93 Caine Road Central Hong Kong	ORDINARY	1783

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
Name - Mr Kin Ming Chan Address - Flat H 33/F Block 1 Nan Fung Plaza 8 Pui Shing Road Tseung Kwan O N T Hong Kong	ORDINARY	557

Shareholder details		Shares and share class allotted	
Name -	Mr King Sun Yan	Class of shares Allotted	Number allotted
Address -	Flat A 10 F Block 1 The Cliveden 98 Route Twisk Tsuen Wan New Territories Hong Kong	ORDINARY	1783

Shareholder details		Shares and share class allotted	
Name -	Mr Fat Hang Mick Yip	Class of shares Allotted	Number allotted
Address -	Room 3215 Shin Kwan House Fu Shin Estate Tai Po NT Hong Kong	ORDINARY	557

Shareholder details		Shares and share class allotted	
Name -	Mr King To Yuen	Class of shares Allotted	Number allotted
Address -	Room 2009 22nd Floor Tsui Shek House Ping Shek Estate	ORDINARY	557

Shareholder details		Shares and share class allotted	
Name -	Mr Kenny Ziegler Albrecht	Class of shares Allotted	Number allotted
Address -	Mimmersgade 16 1 TH 2200 Copenhagen N Denmark	ORDINARY	349

Shareholder details		Shares and share class allotted	
Name -	Mr Hans Heldbo	Class of shares Allotted	Number allotted
Address -	Astrupvej 19 2750 Bronshoj Denmark	ORDINARY	1048

Shareholder details		Shares and share class allotted	
Name - Address -	Mr Kwok Fai Franky Chan 1st Floor No 123 Hin Tin Street Hin Keng Tai Wai Shatin N T Hong Kong	Class of shares Allotted ORDINARY	Number allotted 557

Shareholder details		Shares and share class allotted	
Name - Address -	Miss Kuk Shan Jennifer Iu Ground Floor No 34 Chung Hing Hoi Pong Street Cheung Chau NT Hong Kong	Class of shares Allotted ORDINARY	Number allotted 557

Shareholder details		Shares and share class allotted	
Name - Address -	Mr Scott Moore 72/18 Cecilia Street Marrickville NSW 2204 Australia	Class of shares Allotted ORDINARY	Number allotted 390

Shareholder details		Shares and share class allotted	
Name - Address -	Miss Man Yin Tsang Flat A 17/F Tower 8 Park Central 9 Tong Tak St Tseung Kwan O New Territories Hong Kong	Class of shares Allotted ORDINARY	Number allotted 891

Shareholder details		Shares and share class allotted	
Name - Address -	Mr Kin Pong Wu Flat 1B Block 4 Kornhill Quarry Bay Hong Kong	Class of shares Allotted ORDINARY	Number allotted 1783

Shareholder details		Shares and share class allotted	
Name -	Mr Jorgen Cleven Jensen	Class of shares Allotted	Number allotted
Address -	Faaborgvej 34 4700 Naestved Denmark	ORDINARY	329

Shareholder details		Shares and share class allotted	
Name -	Ms Birthe Irene A Rasmussen	Class of shares Allotted	Number allotted
Address -	Slienvej 13 8600 Silkeborg Denmark	ORDINARY	69

Shareholder details		Shares and share class allotted	
Name -	Mr Jan Sorensen	Class of shares Allotted	Number allotted
Address -	Offensbachvej 19, 3 SDK-2450 Copenhagen SV Denmark	ORDINARY	1048

Shareholder details		Shares and share class allotted	
Name -	Mr Jesus Dones	Class of shares Allotted	Number allotted
Address -	Calle Minerva 3 2 A Madrid 28032 Spain	ORDINARY	481

Shareholder details		Shares and share class allotted	
Name -	Mr Kelvin Hector	Class of shares Allotted	Number allotted
Address -	15 Lilimur Road Ormond Victoria 3204 Australia	ORDINARY	1988

Shareholder details	Shares and share class allotted	
Name - Mr Chris Iacovou Address - 50 Bowen Street Moonee Ponds Vic 3039 Australia	Class of shares Allotted ORDINARY	Number allotted 710

Shareholder details	Shares and share class allotted	
Name - Mr Kevin Barnaville Address - 4F/2 King Street Wollstonecraft NSW 2065 Australia	Class of shares Allotted ORDINARY	Number allotted 710

Shareholder details	Shares and share class allotted	
Name - Ms Anita Van Address - Unit P 13/F Chee On Building 24 East Point Road Causeway Bay Hong Kong	Class of shares Allotted ORDINARY	Number allotted 710

Shareholder details	Shares and share class allotted	
Name - Mr Philip Norman Address - 43/F The Lee Gardens 33 Hysan Avenue Causeway Bay Hong Kong	Class of shares Allotted ORDINARY	Number allotted 789

Shareholder details	Shares and share class allotted	
Name - Mr Broderick Stanowski Address - 18 Sandy Court Taylors Lakes Vic 3038 Australia	Class of shares Allotted ORDINARY	Number allotted 1988

TOTAL

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available,

a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064
Lloyds TSB Registrars, Gemma Paull Tel 01903 833068
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	12,038	759,771	476
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384.00p	508.00p	523.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL CONTINUED**	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 16

Signed [signature] **Date** 6 September 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,006	798	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each Share *(including any share premium)*	648.00p	687.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Cazenove Nominees Limited	Class of shares allotted	Number allotted
Address	12 Tokenhouse Yard, London.	Ordinary	663
Postcode	EC2R 7AN		
Name	Lloyds TSB Registrars Corporate Nominees Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	362,538
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	414,888
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**778,089**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 16

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc

Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	RYSZARD ALEKSAND	ADAMOWICZ	47 TATLOW ROAD	GLENFIELD	LEICESTER		LE3 8NF	291
MR	WYNFORD	ADAMS	65 LINCOLN AVENUE	ROBERTTOWN	LIVERSEDGE		WF15 7ND	1,820
MR	STEVEN	AGOLINI	43 LOWER HERNE ROAD	HERNE BAY	KENT		CT6 7ND	728
MR	JOHN	ALEXANDER	67 UPPER SHELTON ROAD	MARSTON MORETAINE	BEDFORDSHIRE		MK43 0LU	1,092
MR	STEPHEN MARK	ANDERSON	10 THE MEADOWS	OSWALDTWISTLE	ACCRINGTON		BB5 3AL	364
MR	FELICE	ANGORA	26 UPPER NEW ROAD	WEST END	SOUTHAMPTON	HAMPSHIRE	SO30 3BA	1,820
MR	PETER	ANNISON	47 ST GILES AVENUE	SLEAFORD	LINCOLNSHIRE		NG34 7HJ	145
MISS	SARAH MARY	ANSON	71 HARROW ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 7DY	364
MRS	AMANDA	ANSTY	BRYNHEDD SALEM ROAD	ST CLEARS	CARMARTHEN		SA33 4DH	291
MRS	GILLIAN	ARMITAGE	THE LAURELS	2 NOTTINGHAM ROAD	RADCLIFFE-ON-TRENT		NG12 2BT	546
MR	HARRY DOUGLAS	ARMITAGE	3 HEY CROFT	WHITEFIELD	MANCHESTER		M45 7HX	546
MR	PAUL EDWARD	ARNOLD	29 OLD SCHOOL PLACE	UNION STREET	MAIDSTONE	KENT	ME14 1EQ	364
MRS	ILONA ELIZABETH	ASTILL	31 CARLSON GARDENS	LUTTERWORTH	LEICS		LE17 4DR	378
MR	PETER	ASTON	1 RIVERSDALE	WICK	CHRISTCHURCH	HAMPSHIRE	BH6 4LH	728
MRS	JANET	ATKINSON	10 ROUGEMONT	KINGS HILL PARK	KINGS HILL	KENT	ME19 4QD	1,456
MISS	JODIE MARIE	AUSTIN	11 TRUMBULL ROAD	PRIESTWOOD	BRACKNELL		RG42 2EP	145
MRS	RITA	BAINS	49 KENSINGTON AVE	MANOR PARK	LONDON		E12 6NW	349
MR	ANDREW JAMES	BALL	360 HEANOR ROAD	ILKESTON	DERBYSHIRE		DE7 8TJ	182
MR	DAVID JOHN	BALL	15 WOODBURY RISE	GREAT GLEN	LEICESTERSHIRE		LE8 9ER	182
MR	IAN	BALL	28 WARWICK ROAD	BROUGHTON ASTLEY	LEICS		LE9 6SB	182
MRS	JOAN	BALL	7 ST NICHOLAS DRIVE	SHEPPERTON	MIDDLESEX		TW17 9LD	182
MR	ROBERT PAUL	BAMBER	18 LINGMOOR DRIVE	GARSTON	WATFORD	HERTFORDSHIRE	WD25 0TT	4,394
MRS	SUSAN	BAPTISTE	1 BIDDEN COURT	PITSEA	BASILDON	ESSEX	SS13 2NS	364
MR	KEVIN	BARKER	DERBY COTTAGE	MALT KILN LANE	BISPHAM GREEN	ORMSKIRK	L40 3SG	1,092
MR	ALISTAIR	BARLOW	9 MIDDLETON ROAD	ILKLEY	WEST YORKSHIRE		LS29 9EX	364
MR	KEVIN PAUL	BARNETT	11 OAKFIELDS GROVE	SPONDON	DERBY		DE21 7ST	182
MRS	RACHEL MICHELLE	BARNETT	11 OAKFIELDS GROVE	SPONDON	DERBY		DE21 7ST	182
MISS	KERRY MAY	BARRATT	19 CLARKSON DRIVE	BEESTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 2WA	728
MRS	JANETTE	BARRETT	5 HAREWOOD AVENUE	BRIDLINGTON	EAST YORKS		YO16 7QE	364
MISS	HELEN	BARROW	35 LOWLANDS DRIVE	KEYWORTH	NOTTINGHAM		NG12 5HG	364
MR	JOSEF	BARSBY	82 DALTON ROAD	BEDWORTH	COVENTRY		CV12 8SF	152
MR	DAVID	BARTLE	ROSE COTTAGE	23 HIGH STREET	GOSBERTON	SPALDING	PE11 4NW	109
MRS	DONNA	BASSETT-REEVES	82 HOWARD AVE	ROCHESTER	KENT		ME1 2AN	291
MR	MARK JEFFREY	BATTISSON	19 ST ALBANS CLOSE	LONG EATON	NOTTINGHAM		NG10 1QB	182
MRS	HELEN SANDRA	BAUGH	23 COTTAGE AVENUE	WHATTON	NOTTINGHAM		NG13 9FS	728
MR	DUNCAN	BAXANDALL	91 ST DAVIDS DRIVE	CALLANDS	WARRINGTON	CHESHIRE	WA5 5SA	218
MRS	JILL	BAXTER	3 ASQUITH AVENUE	THUNDERSLEY	ESSEX		SS7 35X	218
MR	MALCOLM LEONARD	BAXTER	77 ELIZABETH WAY	LAINDON	BASILDON	ESSEX		291
MR	PAUL SIMON	BEACROFT	81 ELMETE ROAD	FERRY FRYSTON	CASTLEFORD	WEST YORKSHIRE		145
MR	GARY	BEALE	17 SYCAMORE COURT	UCKFIELD	EAST SUSSEX		TN22 1TY	218
MR	JEREMY VERGIL	BECK	25 THORESBY CLOSE	ASTON	SHEFFIELD		S26 2EJ	109
MR	GORDON	BEECROFT	NORTHWOOD	3 FALCON ROAD EAST	SPROWSTON	NORWICH	NR7 8XZ	291
MRS	SHARON ANNE	BEER	30 QUEENS DRIVE	ILKESTON	DERBYSHIRE		DE7 5GR	582
MR	ASHLEY MARTIN	BELDHAM	7 ADKINS COURT	BARROW UPON SOAR	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8GZ	1,092
MR	RUSSELL	BERGER	11 KINGSDOWN MEWS	CLAYTON	NEWCASTLE UNDER LYME	STAFFORDSHIRE	ST5 4NJ	291
MR	JAMIE C	BEVISS	24 RHODE LANE	BRIDGWATER	SOMERSET		TA6 6HT	1,820
MR	CHRISTOPHER	BIGGS	58 KINGSMEAD AVENUE	WORCESTER PARK	SURREY		KT4 8XA	1,311

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MARK JAMES	BILLAM	29 GLADSTONE ST	SCARBOROUGH	NORTH YORKSHIRE		YO12 7BN	145
MR	RICHARD JAMES	BILLINGTON	25 HANSOM ROAD	HINCKLEY	LEICESTERSHIRE		LE10 1LL	728
MR	JOHN EDWARD	BIRCH	38 KINGS NEWNHAM ROAD	CHURCH LAWFORD	RUGBY WARKS		CV23 9EP	1,820
MR	JOHN	BIRD	24 LYNDEN AVENUE	ADWICK LE STREET	DONCASTER		DN6 7DG	1,092
MR	CHRISTOPHER DAMIEN	BIRNEY	22 WINDERMERE CLOSE	GAMSTON	NOTTINGHAM		NG2 6PQ	1,274
MISS	SANDRA	BISHOP	50 CLEVELAND	BRADVILLE	MILTON KEYNES	BUCKINGHAMSHIRE	MK13 7BA	439
MR	JAMES	BLACKER	15 MERLIN CLOSE	SOUTH ELMSALL	PONTEFRACT	WEST YORKSHIRE	WF9 2WF	437
MRS	JENNIFER	BLADON	621 CARLTON ROAD	CARLTON	NOTTINGHAM		NG3 7AF	364
MR	KENNETH	BLENCH	1 KNIGHTS AVENUE	BROADSTAIRS	KENT		CT10 1EJ	182
MR	CHRISTOPHER GERALD	BLOOD	3 FAIRFIELDS DRIVE	PRIORY WOODS	RAVENSHEAD		NG15 9HR	364
MR	EDGAR RAYMOND	BLUM	LORELEI	KINGDOM LANE	NORTON FITZWARREN	TAUNTON	TA2 6QP	728
MRS	ALLYSON	BOARDER	23 NESTON ROAD	WATFORD	HERTFORDSHIRE		WD24 7BN	93
MS	JANET ERICA	BOND	37 ROCKFORD ROAD	BASFORD	NOTTINGHAM		NG5 1JX	145
MR	SIMON	BOOTH	29 CHILTERN AVENUE	WHITWOOD	CASTLEFORD	WEST YORKSHIRE	WF10 5PR	291
MR	TIMOTHY	BORRETT	63 VICARAGE GARDENS	ST BUDEAUX	PLYMOUTH	DEVON	PL5 1LH	364
MR	KEVIN PETER	BOSWORTH	14 CAERNARVON CLOSE	SPONDON	DERBY	DERBYSHIRE	DE21 7RF	373
MISS	PATRICIA	BOURNE	19 GODALMING AVENUE	WALLINGTON	SURREY		SM6 8NP	72
MR	DAVID	BOWER	65 CADMAN ROAD	BRIDLINGTON	EAST YORKSHIRE		YO16 6YZ	291
MRS	JANET ELIZABETH	BOWYER	22 BLOIS ROAD	LEWES	EAST SUSSEX		BN7 2TP	36
MISS	KELLY	BOX	25 PARDOE PLACE	RUSHMERE ST ANDREW	IPSWICH	SUFFOLK	IP4 5UH	1,820
MR	PAUL BENJAMIN	BRADLEY	40 EASTWOOD ROAD	KIMBERLEY	NOTTINGHAMSHIRE		NG16 2HZ	546
MR	ANTHONY	BRAITHWAITE	30 REDBRIDGE LANE WEST	WANSTEAD	LONDON		E11 2JU	182
MRS	BRENDA	BRAITHWAITE	30 REDBRIDGE LANE WEST	WANSTEAD	LONDON		E11 2JU	182
MR	DARREN NORMAN	BRAMALL	23 MEADOW ROAD	RETTENDEN	CHELMSFORD ESSEX		CM3 8DU	305
MR	DAVID RICHARD	BRAND	30 RICKLING	VANGE	BASILDON	ESSEX	SS16 4LL	728
MRS	LORRAINE ANNE	BRAY-COTTON	TOADE HOUSE	17 CRAWLEY ROAD	CRANFIELD	BEDFORSHIRE	MK43 0AA	437
MR	ROBERT	BRAZIER	38 THRESHER DRIVE	ABBEY MEADS	SWINDON	WILTSHIRE	SN25 4AF	364
MR	DARREN JAMES	BRIMER	56 GLAPTON ROAD	THE MEADOWS	NOTTINGHAM		NG2 2FN	218
MR	ALEXANDER	BRINDLE	37 PENNIVALE CLOSE	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 3ES	145
MRS	CHRISTINE	BRINDLE	37 PENNIVALE CLOSE	LEIGHTON BUZZARD	BEDFORDSHIRE		LU7 3ES	182
DR	THERESA KAY	BRISTOW	33 JULIAN ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5AJ	364
MR	MELVYN	BROADHURST	85 JACEY ROAD	SHIRLEY	SOLIHULL	WEST MIDLANDS	B90 3LN	364
MRS	HEATHER	BROCKWELL	3 LOXLEY BATCH	SHAPWICK	BRIDGEWATER SOMERSET		TA7 9NZ	1,456
MR	STEWART RICHARD JOHN	BROMFIELD	6 RAVEN CLOSE	WATERMEAD	AYLESBURY	BUCKINGHAMSHIRE	HP19 0UP	364
MRS	JENNIFER	BROMWICH	44 LANDSEER AVE	WARRINGTON	CHESHIRE		WA4 6DJ	582
MRS	ANN	BROOKS	47 WAYFIELD CRESCENT	NORTHVILLE	CWMBRAN	GWENT	NP44 1NH	1,092
MR	JOHN ALAN	BROWELL	42 HOLTDALE GROVE	HOLT PARK	LEEDS		LS16 7RZ	1,092
MR	HOWARD MARTIN	BROWN	32 GREYTHORN DRIVE	WEST BRIDGFORD	NOTTINGHAM		NG2 7GG	364
MR	JAMES	BROWN	8 HURSTSHAW GARDENS	VINES CROSS	EAST SUSSEX		TN21 9EP	254
MRS	WENDY JEAN	BROWN	11 CONAGLEN ROAD	AYLESTONE	LEICESTER		LE2 8LE	291
MRS	CATHERINE ROSAMOND	BRYNING	17 LYME PARK	WEST BRIDGFORD	NOTTINGHAM		NG2 7TR	145
MR	GARY LAWRENCE	BURAK	1 MILTON ROAD	DAVENTRY	NORTHANTS		NN11 5DZ	728
MR	ROGER LEE	BURGESS	32 MOOR LEA	LOWER PARK ROAD	BRAUNTON	NORTH DEVON	EX33 2PE	364
MRS	JACQUELINE	BURNS	55 FRESHFIELDS	NEWMARKET	SUFFOLK		CB8 0EG	182
MS	SUSAN BARBARA	BURRIDGE	45 MOORS CLOSE	DEANSHANGER	MILTON KEYNES		MK19 6GN	364
MR	CRAIG ANTHONY	BURROWS	5 CHRISTINE CLOSE	HUCKNALL	NOTTINGHAM		NG15 8BN	364
MR	DARREN	BUXTON	135 BAMFORD ROAD	INKERSALL	CHESTERFIELD		S43 3DE	1,092
MISS	JOANNA MARGARET	BUXTON	WILDS FARMHOUSE	MAIN STREET	BRANSTON		NG32 1RU	364
MR	JOHN	CALLADINE	92 GAINSBOROUGH WAY	STANLEY	WAKEFIELD	WEST YORKSHIRE	WF3 4PX	218

GUS plc
Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	BEV	CALLOWAY	37 LANCASTER DRIVE	SCAMPTON	LINCOLNSHIRE LNI 2TF			291
MR	MARK	CAMPBELL	17 FERNHAYES CLOSE	STOKE PARK	IPSWICH		IP2 9DB	145
MR	MARTIN GRAHAM	CANNING	33 KINGSCROFT AVE	DUNSTABLE	BEDS		LU5 4HQ	145
MR	ROGER STEVEN	CANTLE	29 WARWICK GARDENS	RAYLEIGH	ESSEX		SS6 8TQ	364
MR	ANTHONY PETER	CARBERRY	33 CLOVERLEY DRIVE	TIMPERLEY	CHESHIRE		WA15 7PY	364
MR	ANDREW	CARTER	THE LAURELS	DAPPERS LANE	ANGMERING	WEST SUSSEX	BN16 4EN	1,820
MRS	SARAH LOUISE	CARTER	20 MARIGOLD CRESCENT	MELTON MOWBRAY	LEICESTERSHIRE		LE13 0FW	145
MR	ALFRED RONALD	CASTLE	6 WALDEGRAVE	BASILDON	ESSEX		SS16 5EE	291
MR	STEPHEN PETER	CATTERALL	10 TRAFFORD ROAD	HINDLEY	WIGAN	LANCASHIRE	WN2 3BW	364
MR	WILLIAM STEPHEN	CATTERALL	47 ST MARYS GARDENS	MELLOR	BLACKBURN		BB2 2JW	1,019
MRS	CATHERINE	CAWLEY	7 ORIEL ROAD	ASHTON IN MAKERFIELD	WIGAN WU4 9RQ			291
MS	CORIAN	CHALLICE	23 ELM CRESCENT	EAST MALLING	MAIDSTONE	KENT	ME19 6DE	182
MRS	JULIE	CHALONER	29 KEARSLEY ROAD	CRUMPSALL	MANCHESTER		M8 4GH	437
MR	PAUL ANDREW	CHAMBERS	10 MYRTLE CLOSE	BARWELL	LEICESTERSHIRE		LE9 8GU	291
MS	MANDY	CHENG	5 SYLVANDALE AVENUE	LEVENSHULME	MANCHESTER		M19 2FB	546
MR	ROBIN	CHILTON	18 SWAN BANK COURT	SWAN BANK LANE	HOLMFIRTH	WEST YORKSHIRE	HD9 2DS	728
MR	CHARLTON WILLIAM DAVID	CHINNER	89 CHOCKLEYS MEADOW	LEEGOMERY	TELFORD	SHROPSHIRE	TF1 6TW	218
MR	ANDREW	CLARK	21 COLLEGE CROSS	BASEMENT FLAT	ISLINGTON	LONDON	N1 1PT	1,820
MRS	LOUISE	CLARK	5 SEATHWAITE	HUNTINGDON	CAMBRIDGESHIRE		PE29 6UY	364
MRS	LYNDA	CLARK	7 LAMORBEY CLOSE	SIDCUP	KENT		DA15 8BA	182
MISS	AMANDA	CLARKE	12 HOLBORN AVENUE	SNEINTON	NOTTINGHAM		NG2 4LZ	546
MRS	SHARON	CLARKE	10 WORTHINGTON AVENUE	HOPWOOD	HEYWOOD	LANCASHIRE	OL10 2LN	364
MR	DAVID	CLAUSON	69 HIGH STREET	BUGBROOKE	NORTHAMPTONSHIRE		NN7 3PG	728
MR	GEOFFREY JAMES	CLAYTON	16 HORNCASTLE ROAD	MOSTON	MANCHESTER		M40 5GD	298
MRS	GILLIAN TRACEY	CLAYTON	32 FAIRWAY MEADOWS	OFF MILL ROAD	ULLESTHORPE	LUTTERWORTH	LE17 5DY	364
MR	ROBERT JOHN	CLEGG	35 HIGHFIELD ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6DR	728
MRS	LYNDA ANNE	CLEMENT	5 MEDWAY CLOSE	NEWPORT PAGNELL			MK16 9DT	364
MRS	MAUREEN	CLEMENTS	27 LITTLE DODDEN	LEE CHAPEL SOUTH	BASILDON ESSEX		SS16 5TZ	145
MRS	NICOLA	CLOHESSY	41 WESTCROFT ROAD	CARSHALTON	SURREY		SM5 2TG	218
MRS	LINDA	CLOSE	36 ULLSWATER ROAD	CHESTER LE STREET	COUNTY DURHAM		DH2 3HQ	74
MISS	HAZEL	CLUCAS	24 TUDOR DRIVE	SEVENOAKS	KENT		TN14 5QP	728
MISS	CARRIE REBECCA	CLYDESDALE	2 EPSOM CLOSE	WILDWOOD	STAFFORD		ST17 4TY	728
MR	IAN	CODDINGTON	54 THE GREEN	HASLAND	CHESTERFIELD		S41 0LN	364
MR	PETER	COLES	9 BURNWAY	HORNCHURCH	ESSEX		RM11 3SG	116
MR	MATTHEW JAMES	COLLARD	3 VICTORIA CLOSE	YEOVIL	SOMERSET		BA21 5AX	36
MR	MICHAEL	COLLINS	52 ELM GROVE	ORPINGTON	KENT		BR6 0AD	291
MR	ROBIN	COLTON	4 CAPTAINS COURT	FORTHNOWETH	REDRUTH	CORNWALL	TR15 1AH	72
MR	ROY HARVEY	COMPTON	50 BRIDGWATER DRIVE	WESTCLIFF ON SEA	ESSEX		SS0 0DH	218
MR	JOHN	COOK	36 FOUR ACRES	EAST MALLING	KENT		ME19 6AY	728
MRS	YVONNE MARY	COOK	14 FISHER STREET	HEDNESFORD	STAFFS		WS12 4JZ	546
MR	CHRISTOPHER	COOKE	5 SUSSEX WAY	SANDIACRE	NOTTINGHAM		NG10 5NU	1,092
MR	RODNEY VICTOR	COOPER	MOORLANDS LODGE	76 MOORLANDS ROAD	WEST MOORS	FERNDOWN	BH22 0JW	1,092
MR	ROY	COOPER	17 TWEEDALE CLOSE	MURSLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK17 0SB	728
MR	STEPHEN NIGEL	COOPER	10 MIDDLETON CLOSE	STONEY STANTON	LEICESTER		LE9 4TS	364
MR	JOHN RICHARD	CORBIN	6 LUDGERSHALL ROAD	RUSHEY PLATT	SWINDON	WILTSHIRE	SN5 8ZJ	1,456
MISS	NANCY	CORCORAN	SANDAL HAVEN	WESTFIELD AVENUE	EGGBOROUGH		DN14 0TW	582
MR	PHILIP JOSEPH	COTTER	UPTON FARM HOUSE	UPTON LANE	SHIFNAL		TF11 9HF	546
MRS	JOANNE	COUTIN	22 THE GLADES	LAUNTON	NR BICESTER	OXFORDSHIRE	OX26 5ED	728
MR	JULIAN WILLIAM	COWLISHAW	26 WILSON GREEN	BINLEY	COVENTRY		CV3 2TG	291

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	PAUL JOHN	COX	54 KINGS CHASE	BRENTWOOD	ESSEX		CM14 4LB	145
MRS	JACQUELINE ANNE	COYNE	30 NEWSTEAD AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 1DF	364
MR	RICHARD	CRANN	56 PRIMLEY PARK ROAD	LEEDS	WEST YORKSHIRE		LS17 7RZ	910
MR	STEPHEN	CRESSWELL	23 ALTOFTS HALL RD	ALTOFTS	W YORKS		WF6 2LU	291
MR	DAVID MARK	CROSSLEY	14 GARDEN WAY	SMITHY BRIDGE	LITTLEBOROUGH		OL15 0ED	36
MRS	MAUREEN	CRUSE	91 IVY AVENUE	OLDFIELD PARK	BATH		BA2 1AW	728
MISS	KARON	CUNNINGHAM	14 WELBECK STREET	SANDAL	WAKEFIELD		WF1 5LD	1,092
MR	MICHAEL	CUNNINGHAM	LITTLE ORCHARD	HEWISH	WESTON SUPER MARE		BS24 6SQ	218
MRS	ROSEMARY	CURRELL	12 TEAPOT LANE	AYLESFORD	KENT		ME20 7JX	437
MR	CHRISTOPHER STEVEN	CURTIS	98 SMITHURST ROAD	GILTBROOK	NOTTINGHAMSHIRE		NG16 2UP	582
MR	COLIN PAUL	CUSACK	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES		MK5 7PB	437
MRS	KELLY JAYNE	DAKIN	27 HEREFORD ROAD	GEDLING	NOTTINGHAM		NG4 4WF	291
MR	STUART JOHN	DAKIN	27 HEREFORD ROAD	GEDLING	NOTTINGHAM		NG4 4WF	946
	DIANE	DALGARNO	4 ISLINGTON GROVE	MONKSTON PARK	MILTON KEYNES	BUCKINGHAMSHIRE	MK10 9QA	1,092
MRS	CLARE	DALTON	WHINROYD	SHANN LANE	UTLEY	WEST YORKSHIRE	BD20 6NA	728
MR	PAUL	DARRINGTON	SHIRE COTTAGE	VINE FARM CLOSE	COTGRAVE		NG12 3TU	546
MR	LLOYD	DASLEY	ARGOS LTD	489-499	AVEBURY BOULEVARD	MILTON KEYNES	MK9 2NW	728
MRS	DIANE	DAVIES	67 TEMPLARS WAY	PENKRIDGE	STAFFS		ST19 5HR	364
MRS	MARGARET	DAVIES	6 KIRK HEAD	MUCH HOOLE	NR PRESTON LANCS		PR4 4GP	364
MR	MARK PAUL	DAVIES	2 FRENSHAM DRIVE	HITCHIN	HERTS		SG4 0QP	728
MISS	HAYLEY JAYNE	DAVIS	21 FARADAY CLOSE	YAXLEY	PETERBOROUGH	CAMBRIDGESHIRE	PE7 3ZZ	364
MRS	HELEN VALERIE	DAVIS	5 AMBERLEY WALK	KINGSMEAD	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 4AW	728
MRS	JACQUELINE	DAVIS	13 BLACKWOOD CRESCENT	BLUEBRIDGE	MILTON KEYNES	BUCKINGHAMSHIRE	MK13 0LP	145
MISS	BEVERLY JANE	DAWSON	20 BONINGTON RISE	MARPLE BRIDGE	CHESHIRE		SK6 5DW	437
MR	DAVID	DAWSON	17 ARBROOK DRIVE	ASPLEY	NOTTINGHAM		NG8 3PD	509
MRS	MONICA	DAWSON	37 MORTONS FORK	BLUE BRIDGE	MILTON KEYNES	BUCKINGHAMSHIRE	MK13 0LA	728
MRS	ELIZABETH JANE	DEACON	15 GARSINGTON DRIVE	OAKHURST	SWINDON		SN25 4BZ	364
MR	MARK STEPHEN	DEANE	21 CEDAR AVENUE	BEESTON	NOTTINGHAM		NG9 2HA	364
MR	MARK DAVID	DENMAN	32 TROON	AMINGTON	TAMWORTH		B77 4RB	218
MR	PAUL	DENNEY	3 GRANGE FARM	MAIN STREET	GAMSTON		NG2 6NN	582
MR	KARL MARTIN	DENNIS	14 SEDGLEY AVENUE	SNEINTON	NOTTINGHAM		NG2 4HZ	1,820
MR	CARL STEPHEN	DICKENS	4 COOK CLOSE	BELPER	DERBY		DE56 0JJ	364
MR	STEPHEN	DICKENSON	1 WARRENNE WAY	REIGATE	SURREY		RH2 9HR	728
MRS	COLLEEN	DICKINSON	6 RING HAY ROAD	TONG	BRADFORD		BD4 0TZ	58
MR	PAUL THOMAS	DISNEY	19 ABINGDON DRIVE	RUDDINGTON	NOTTINGHAM		NG11 6FX	72
MR	DAVID	DOUGLAS-JONES	6 CLOUGH STREET	MORLEV	LEEDS		LS27 8QZ	546
MR	BRIAN HERBERT	DOWDALL	53A STONEHILL ROAD	HEADLEY DOWN	HAMPSHIRE		GU35 8HE	1,820
MR	DAVID	DOWNES	98 WOOLMER GREEN	BASILDON	ESSEX		SS15 5LW	364
MR	PATRICK GERARD	DOYLE	113A BURY NEW ROAD	HEYWOOD	LANCS		OL10 3JN	109
MR	PAUL JAMES	DREGGS	5 ROTHBURY ROAD	SCUNTHORPE	NORTH LINCS		DN17 1EX	466
MRS	VILASH	DULAI	10 CRANBORNE WAYE	HAYES	MIDDLESEX		UB4 0HW	546
MISS	SANDRA JEAN	DUNCAN	6 RANNERDALE CLOSE	WEST BRIDGFORD	NOTTINGHAM		NG2 6QX	728
MR	STEPHEN	DUNNING	24 LOMBARD CLOSE	BARNSLEY	SOUTH YORKSHIRE		S75 1AW	145
MRS	HAZEL PAMELA	DYSON	9 NENE CLOSE	NEWPORT PAGNELL	BUCKS		MK16 9DE	291
MR	TIMOTHY	DYSON	7 BALMORAL DRIVE	POYNTON	CHESHIRE		SK12 1JN	218
MR	NORMAN	EASTOE	42 SWAFFIELD STREET	CLOVER HILL	NORWICH	NORFOLK	NR5 9EB	364
MR	HEADLEY	EDWARDS	54 NORWICH ROAD	STRETFORD	MANCHESTER		M32 9TY	291
MR	GARETH DAVID	ELLIOTT	41 BANKS ROAD	TOTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 6HE	182
MRS	SHARON LORRAINE	ESNARD	27 POPLAR AVENUE	WARDEN HILLS	BEDS		LU3 2BP	728

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	GENINE	EVANS	5 HAMILTON LANE	BLETCHLEY	MILTON KEYNES		MK3 5LU	364
MR	KEITH HAROLD	EVANS	12 VICTORIA AVENUE	SHANKLIN	ISLE OF WIGHT		PO37 6PJ	364
MRS	LINDSAY	EVANS	30 HURST ROAD	LONGFORD	COVENTRY		CV6 6EJ	182
MRS	PAM	EVANS	1 HADLOW HOUSE	HADLOW DOWN	NR UCKFIELD	EAST SUSSEX	TN22 4EP	728
MR	MARK	FAIRBAIRN	4 BINSWOOD AVENUE	LEAMINGTON SPA	WARWICKSHIRE		CV32 5SQ	728
MRS	DEBORAH ANN	FARMER	38 BOWLAND DRIVE	EMERSON VALLEY	MILTON KEYNES		MK4 2DN	291
MRS	LOU	FARNAN	61 MANOR LANE	HARLINGTON HAYES	MIDDLESEX		UB3 5EG	291
MRS	ROSEMARIE HILDA	FARRELL	1 BALFE MEWS	OLD FARM PARK	MILTON KEYNES	BUCKS	MK7 8QR	509
MR	ROBERT DARYL	FARTHING	3 PULLMAN ROAD	SNEINTON	NOTTINGHAM		NG2 4HF	182
MR	JOHN PAUL	FERGUSON	159 GUILDFORD RD	BIRKDALE	SOUTHPORT	MERSEYSIDE		364
MRS	MONICA	FERNANDES	32 MARESCROFT ROAD	SLOUGH	BERKSHIRE		SL2 2LW	1,820
MRS	JACQUELINE	FIDGEON	5 CONSTITUTION HILL ROAD	PARKSTONE	POOLE	DORSET	BH14 0QB	218
MRS	CAROL	FINCHAM	40 BROADLANDS WAY	COLCHESTER	ESSEX		CO4 4AN	145
MRS	KRYSTYNA LEUVINA	FISHER	8 THE NORTHINGS	BARROWBY	GRANTHAM		NG32 1TF	874
MR	RAYMOND	FISHER	MIDDLE COTTAGE	99A BRIDGWATER ROAD	TAUNTON	SOMERSET	TA2 8BD	254
MR	VICTOR	FISHER	7 LANGTON CLOSE	DEAL	KENT		CT14 6UL	728
MR	STUART	FORD	ANTIQUITIES	VILLAGE ROAD	DENHAM VILLAGE	SOUTH BUCKS	UB9 5BE	1,820
MS	RUTH	FORMAN	19 GABLE DRIVE	LANGLEY	MIDDLETON	MANCHESTER	M24 4FR	291
MS	TINA	FORMAN	17 CROMARTY DRIVE	HINCKLEY	LEICS		LE10 0RX	182
MRS	JANET EILEEN	FOSTER	25 THE RISE	POUNDHILL	CRAWLEY	WEST SUSSEX	RH10 7EN	101
MR	PAUL	FOSTER	50 WOODSORREL ROAD	WAVERTREE	LIVERPOOL		L15 6UD	218
MISS	KAREN	FOWKES	14 WHITING AVENUE	TOTON	NOTTINGHAM		NG9 6FD	546
MR	CHRISTOPHER	FOX	12 HAVERSHAM CLOSE	BASFORD	NOTTINGHAM		NG6 0JQ	364
MR	DARREN	FRANKLIN	12 MOORLAND AVENUE	SKIPTON	NORTH YORKSHIRE		BD23 2EZ	1,092
MRS	JAN	FRANKS	34 FAMBRIDGE DRIVE	WICKFORD	ESSEX		SS12 9HR	1,092
MRS	JULIE HELEN	FRANKS	88 MOOR LANE	BRAMCOTE	NOTTINGHAM		NG9 3FH	364
MRS	SHEILA MARGARET	FREEMAN	319 HASLUCKS GREEN R	SHIRLEY	SOLIHULL		B90 2NF	145
MR	ANDY	FRESHWATER	DACRES	PARK LANE	ASHURST WOOD	EAST GRINSTEAD	RH19 3TF	1,820
MR	COLIN	FRISTON	2 FAIRFAX AVENUE	EAST EWELL	EPSOM	SURREY	KT17 2QW	1,820
MRS	CLAIRE	FULCHER	4 LOUGHRIGG CLOSE	STUKELEY MEADOWS	HUNTINGDON	CAMBRIDGESHIRE	PE29 6WW	72
MR	JUSTIN DINSDALE	FURSE	46 FAIRBANK CRESCENT	SHERWOOD	NOTTINGHAM		NG5 4DF	728
MR	DAVID MARK	FUSSEY	17 CALDY ROAD	WEST KIRBY	WIRRAL	MERSEYSIDE	CH48 2HE	168
MR	DAVID MARK	FUSSEY	17 CALDY ROAD	WIRRAL	MERSEYSIDE		CH48 2HE	69
MRS	DIANE MARY	GANNON	27 THE FAIRWAYS	WINSFORD	CHESHIRE		CW7 2LA	95
MS	DENISE	GAY	10 COLERIDGE CRESCENT	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP2 7PQ	728
MRS	SALLY	GIBB	94 WARREN DRIVE SOUTH	TOLWORTH	SURBITON	SURREY	KT5 9QE	728
MRS	LYNNE PATRICIA	GIBSON	6 BRITTANIA DRIVE	GRAVESEND	KENT		DA12 4RR	1,194
MR	ALAN	GILLBORN	41 VERDER GROVE	HERONRIDGE	NOTTINGHAM		NG5 9BH	218
MR	ANDREW	GILSON	5 HIGH STORRS RISE	SHEFFIELD			S11 7LA	182
MRS	VALERIE ANNE	GIRLING	35 POWSTER ROAD	BROMLEY	KENT		BR1 5HE	1,456
MR	MICHAEL DAVID	GLASSMAN	134 KENYON LANE	MOSTON	MANCHESTER		M40 9DF	1,820
MR	CARL ANTONY	GLOVER	30 HECKINGTON DRIVE	WOLLATON	NOTTINGHAM		NG8 1LF	364
MRS	CAROL	GOFF	7 CONISTON CLOSE	ERITH	KENT		DA8 3BD	145
MR	STUART JAMES	GOLDING	89 COLESWOOD ROAD	HARPENDEN	HERTS		AL5 1EG	364
MR	NICHOLAS	GOODCHILD	4 ROYAL STAR DRIVE	THE GREEN	DAVENTRY	NORTHANTS	NN11 5FZ	218
MR	COLIN	GOODMAN	22 ST MARKS ROAD	TIPTON	WEST MIDLANDS		DY4 0XB	486
MR	ROBERT	GOODY	44 SUMMERS ROAD	FARNCOMBE	GODALMING	SURREY	GU7 3BD	1,820
MRS	GILLIAN MARY	GORDON-FARLEIGH	33 BALFOUR STREET	RUNCORN			WA7 4PH	145
MR	RICHARD ZYGMUNT	GORSKI	90 DERBYSHIRE LANE	HUCKNALL	NOTTS		NG15 7GE	546

GUS plc

Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MS	VICTORIA	GOULD	29 MICKLEBOROUGH WAY	WEST BRIDGFORD	NOTTINGHAM		NG2 7HF	364
MS	SINEAD SUZANNE	GRACEY	684 WALMERSLEY ROAD	BURY	LANCASHIRE			182
MR	BERNARD BENEDICT	GRADY	16 CRANSTON ROAD	BRAMCOTE	NOTTINGHAM		NG9 3GU	546
MR	LOX	GRAHAM	SATIS	FERNHURST DRIVE	PENSNETT	DUDLEY	DY5 4PU	145
MRS	KATHRIN	GREEN	ELMWOOD BARN	GROVE FARM	ST JOHNS	WORCESTER	WR2 5UG	597
MRS	CHRISTINE	GREENWOOD	16 GARENDON CLOSE	SHEPSHED	LEICESTERSHIRE		LE12 9NT	145
MR	MARK THOMAS	GREGORY	MAHALA	1 KILN CLOSE	CALVERT		MK18 2FD	728
MR	IAN ANTHONY	GRETTON	47 CLAREMONT AVENUE	HUCKNALL	NOTTINGHAM		NG15 6EE	728
MRS	LESLEY	GRICE	67 NEWTOWN ROAD	BEDWORTH			CV12 8QD	182
MRS	PENNY	GUERRINI	23 STANHOPE ROAD	CARSHALTON	SURREY			182
MRS	CAROLINE ANNE	HADDELSEY	ASHLEIGH	RADLEY ROAD	HALAM	NEWARK	NG22 8AQ	1,456
MISS	MICHELLE	HALES	12 UXBRIDGE ROAD	HAMPTON	MIDDLESEX		TW12 3AD	728
MRS	DIANE	HALL	6 GRASSHOLME DRIVE	LOUGHBOROUGH	LEICESTERSHIRE		LE11 4NS	934
MISS	NICOLA JANE	HALL	20 EDLINGHAM ROAD	NEWTON HALL	CO DURHAM		DH1 5YS	509
MR	RICHARD JOHN	HALLAM	59 ST MAWES AVENUE	WILFORD	NOTTINGHAM		NG11 7BX	364
MRS	JULIA	HALLORAN	14 COWDRY	THORNHILL	DEWSBURY		WF12 0LW	291
MRS	JACQUELINE ANN	HAMMOND	71 CADEMAN ST	WHITWICK	LEICESTERSHIRE		LE67 5AE	145
MR	PAUL	HAMMOND	13 VIEWFIELD ROAD	BEXLEY	KENT		DA5 3EE	728
MR	JASON	HAMPTON	33A GRAYS WAY	CANTERBURY	KENT		CT1 3XY	1,456
MRS	BERNADETTE COLLEEN	HANCOCK	4 THE CROSSWAY	HOLLINGDEAN	BRIGHTON		BN1 7EL	87
MR	JOHN	HANDY	43 HOUGH ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6HL	582
MRS	MARIE	HANLEY	3 THE MOUNT	REDHILL	NOTTINGHAM		NG5 8LU	364
MR	GAVIN	HANNA	29 TIMKEN WAY	DAVENTRY	NORTHANTS		NN11 9UE	291
MR	ANTHONY	HAPGOOD	41 OXHAWTH CRESCENT	BROMLEY	KENT		BR2 8BJ	145
MR	CRAIG	HARDIE	FLAT 6	51 ARGYLE ROAD	READING	BERKSHIRE	RG1 7YL	1,092
MR	CARL JULIAN	HARGRAVE	23 HERBERT GARDENS	TOWCESTER	NORTHANTS		NN12 7BB	1,820
MR	JAMES	HARLOW	18 ACORN PLACE	LANGDON HILLS	BASILDON		SS16 6RJ	728
MR	NICHOLAS	HARMAN	106 WEAVERTHORPE ROAD	WOODTHORPE	NOTTINGHAM		NG5 4PT	364
MR	ANTHONY	HARRIS	32 TEMPLE ROAD	KEW	RICHMOND	SURREY	TW9 2ED	728
MRS	NOLENE MARGARET	HARRIS	9 MALIN PLACE	LOSSIEMOUTH	MORAYSHIRE		IV31 6TQ	364
MISS	JANICE LYNN	HARRISON	2A VICTORIA STREET	BURSCOUGH	LANCASHIRE		L40 0SN	109
MRS	LINDA	HARRISON	30 ATHELSTAN GARDENS	WICKFORD	ESSEX		SS11 7EE	218
MR	NEIL	HARRISON	5 COURT CORNER	OLNEY	BUCKINGHAMSHIRE		MK46 5QH	728
MRS	SOPHIA M F	HARRISON	19 NANTES CLOSE	EAST HILL	LONDON		SW18 1JL	364
MR	WAYNE	HARRISON	24 MAIN ROAD	BOUGHTON	NOTTINGHAM		NG22 9HS	145
MISS	LOUISE	HART	3 HUDSON WAY	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 2PP	1,456
MR	STUART	HASSALL	THE OLD BARN	SCHOOL LANE	DINTON	BUCKS	HP17 8UZ	728
MR	NIGEL	HAWKINS	71 CEDAR DRIVE	SOUTHWATER	HORSHAM	WEST SUSSEX	RH13 7UF	1,456
MR	CARL BENJAMIN	HAYDON	3 NEWTON TERRACE	HAILIWELL	BOLTON LANCS		BL1 3QZ	437
MRS	LAUREN	HAYTER	42 WOLSEY CRESCENT	MORDEN	SURREY		SM4 4TB	1,820
MR	COLIN	HAZELL	81 BATHURST WALK	RICHINGS PARK	IVER	BUCKINGHAMSHIRE	SL0 9EF	291
MISS	ANTHEA	HEAP	FLAT 35	GRANARY COURT	HASLERS LANE	DUNMOW	CM6 1BN	728
MISS	CHARLOTTE	HEMSLEY	73 BEECH AVENUE	KEYWORTH	NOTTINGHAM		NG12 5DE	1,820
MR	SIMON JOHN	HEYWOOD	105 LUTTERWORTH ROAD	BURBAGE	HINCKLEY	LEICS	LE10 2DL	182
MR	ANDREW	HICKS	RUSSETTS	CHURCH LANE	DANEHILL	EAST SUSSEX	RH17 7EU	1,092
MR	DAVID JAMES	HIGGINSON	6 IVANHOE CLOSE	GLENFIELD	LEICESTER		LE3 8LH	437
MR	ADRIAN	HILL	207 WIRKSWORTH ROAD	KIRK HALLAM	ILKESTON	DERBYSHIRE	DE7 4GJ	728
MISS	LESLEY ANN	HILL	11 BEKESBOURNE TOWER	WICHLING CLOSE	ORPINGTON		BR5 4QL	145
MR	PAUL	HILL	36 JACOBS MEADOW	PORTISHEAD	BRISTOL	GLOUCESTERSHIRE	BS20 7LN	400

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	RAYMOND STANLEY	HILL	8 EVESHAM ROAD	BLACKLEY	MANCHESTER		M9 7EH	298
MR	RICHARD	HILL	26 ENDSLEIGH MANSIONS	LEIGHAM AVENUE	STREATHAM	LONDON	SW16 2DP	728
MR	RICHARD IAN	HILL	7 ELLIS FIELDS	OADBY	LEICESTER		LE2 4UY	364
MR	CRAIG ANTONY	HILTON	65 GLENEAGLES DRIVE	ARNOLD	NOTTINGHAM		NG5 8QP	364
MISS	JOANNE	HINDLE	22 LAMBERHURST GROVE	KENTS HILL	MILTON KEYNES		MK7 6JB	364
MR	GEOFFREY DENNIS	HINDS	287 THE DRIVE	ILFORD	ESSEX		IG1 3PN	1,054
MR	DAVID JOHN	HISCOX	8 MOUNT HINDRANCE CLOSE	CHARD	SOMERSET		TA20 1DZ	218
MS	DENISE	HOBBS	13 PEMBROKE ROAD	GREENFORD	MIDDLESEX		UB6 9QP	291
MR	DARREN	HODDER	335 VALLEY ROAD	NOTTINGHAM			NG5 1HP	604
MISS	SUSAN ELIZABETH	HODGKINSON	58 THE CRESCENT	STAPLEFORD	NOTTINGHAM		NG9 8JA	145
MR	ANDREW JOHN	HOGGARD	11 SMITHURST ROAD	GILTBROOK	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 2UD	254
MISS	SHELLEY	HOLBROOK	10 CHENIES DRIVE	LAINDON	ESSEX		SS15 4AE	364
MRS	JOYCE HELENA	HOLDEN	THE SHRUBBERIES	295 BRANT ROAD	LINCOLN		LN5 9AB	502
MRS	CHRISTINA	HOLFORD	16 WINTHORPE ROAD	ARNOLD	NOTTINGHAM		NG5 7LF	364
MRS	SHARON	HOLMAN	28 RAYFORD CLOSE	DARTFORD	KENT		DA1 3AJ	1,820
MR	JONATHAN	HOLMES	53 WILTSHIRE WAY	BLETCHLEY	MILTON KEYNES		MK3 7WL	364
MR	KARL JUSTIN	HOLMES	8 LAMP WOOD CLOSE	CALVERTON	NOTTINGHAM		NG14 6JT	182
MRS	PAULA	HOLMES	NYSSTARA	LOWER SALTRAM	ORESTONE	PLYMOUTH	PL9 7PN	72
MISS	CATHERINE ISABEL	HOOD	10 KING'S COURT	COMMERCE SQUARE	NOTTINGHAM		NG1 1HS	728
MRS	SUSAN	HOPE	11 BREWERY ROAD	MILTON REGIS	SITTINGBOURNE	KENT	ME10 2EE	145
MR	JEREMY MICHAEL	HOPKINS	5 FOXGLOVE GROVE	MANSFIELD WOODHOUSE	NOTTINGHAMSHIRE		NG19 9BS	728
MRS	JESSICA	HORLER	VICTORIA COTTAGE	STAUNTON	GLOUCESTERSHIRE		GL16 8NX	728
MR	RICHARD KEITH	HORTON	8 WALTON STREET	LONG EATON	NOTTINGHAM	NOTTINGHAMSHIRE	NG10 1PA	364
MR	DAVID JOHN	HOUGH	10 HADRIAN CLOSE	HINCKLEY	LEICESTERSHIRE		LE10 0NL	728
MRS	MARGARET	HOWE	74 PETER BRUFF AVENUE	CLACTON ON SEA			CO16 8UE	182
MISS	MICHELLE	HOWELL	38 KENILWORTH CLOSE	INGOTS PARK	TIPTON		DY4 8EQ	233
MR	RICHARD	HOWSON	39 NETHERLANDS ROAD	NEW BARNET	HERTFORDSHIRE		EN5 1BP	182
MRS	KATHLEEN	HUBBARD	47 SHORES GREEN	DRIVE	WINCHAM NORTHWICH	CHESHIRE	CW9 6EE	145
MRS	KATHLEEN	HUBBARD	47 SHORES GREEN	WINCHAM	NORTHWICH	CHESHIRE	CW9 6EE	224
MRS	KATHLEEN	HUBBARD	47 SHORES GREEN	WINCHAM	NORTHWICH	CHESHIRE	CW9 6EE	69
MRS	CAROLYN	HUCKERBY	14 MANOR AVENUE	ATTENBOROUGH	BEESTON		NG9 6BP	109
MRS	CELIA	HUDSON	9 REFORM STREET	BATTERSEA	LONDON		SW11 5AL	145
MRS	DEBRA	HUDSON	31 LAUNCESTON ROAD	RADCLIFFE			M26 3UN	364
MR	RAYMOND	HUDSON	53 GOLDFINCH ROAD	SELSDON VALE	SOUTH CROYDON	SURREY	CR2 8SR	1,092
MR	RICHARD	HUGHES	13 STUBBS ROAD	EVERDON	NORTHANTS		NN11 4BN	364
MS	SAMANTHA	HUGHES	29 HAREBELL CLOSE	SHAWCLOUGH	ROCHDALE	LANCS	OL12 6XW	218
MS	RUTH GILLIAN	HUMPHREYS	7 FARM ROAD	ARNOLD	NOTTINGHAM		NG5 7JY	109
MR	JAMES	HURLEY	16 PRITCHARD DRIVE	STAPLEFORD	NOTTINGHAM		NG9 7GW	364
MR	JEMSHAID	HUSSAIN	53 BARRFIELD ROAD	SALFORD 6	LANCASHIRE		M6 7EL	728
MR	JOHN	HUTCHEON	53 CENTENARY AVENUE	AIRDRIE			ML6 0BE	582
MR	JOHN RICHARD	HUXLEY	22 BEACON ROAD	SUTTON COLDFIELD	WEST MIDLANDS		B73 5ST	728
MRS	ROSALINE	INSKIP	7 DAISY BANK	LYNCOMBE VALE	BATH	AVON	BA2 4NB	87
MR	DAVID	JACKSON	11 HALSTOW WAY	EVERSLEY	BASILDON		SS13 2AG	364
MRS	DEBORAH	JACKSON	SOUTHDOWN	1 CROSSLEY ROAD	RHOS ON SEA	COLWYN BAY	LL28 4HH	1,820
MR	DEREK IAN	JACKSON	71 WALTON DRIVE	DRIGHLINGTON	BRADFORD	W YORKS	BD11 1JN	364
MISS	SANDRA	JAMES	BUTTERFLY REST	EYE ROAD	KENTON	STOWMARKET	IP14 6JN	728
MRS	TRACEY	JAMES	666 BEECHLEY DRIVE	FAIRWATER	CARDIFF	SOUTH GLAMORGAN	CF5 3SS	218
MR	WILLIAM JAMES	JARY	5 FOX COVERT	MAWSLEY	NORTHANTS		NN14 1GH	218
MRS	PERVIN	JEHANGIR	75A BROAD LANE	HAMPTON	MIDDLESEX		TW12 3AX	145

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MICHAEL	JELLEY	14 LOUND HOUSE ROAD	SKEGBY	SUTTON-IN-ASHFIELD		NG17 3BH	364
MISS	SARAH	JENNINGS	30 EAST STREET	KIDDERMINSTER	WORCESTERSHIRE		DY10 1SE	728
MISS	LUCY	JEWELL	69 SOUTH WORPLE WAY	EAST SHEEN	LONDON		SW14 8PA	582
MR	RICHARD ROBERT	JOHNS	44 OAKHURST	LICHFIELD	STAFFS		WS14 9AL	364
MR	ALVAR	JOHNSON	89 RAVENSCROFT ROAD	BECKENHAM	KENT		BR3 4TP	218
MRS	AMANDA	JOHNSON	8 HADLEIGH PARK AVENUE	THUNDERSLEY	ESSEX		SS7 1SA	364
MRS	BARBARA	JOHNSON	5 CHELSEA CLOSE	NUTHALL	NOTTINGHAM		NG16 1RL	364
MR	PAUL	JOHNSON	31 COULON CLOSE	IRCHESTER	NORTHANTS		NN29 7UW	1,820
MR	PHILIP ALAN	JOHNSON	5 CHELSEA CLOSE	NUTHALL	NOTTINGHAM		NG16 1RL	364
MISS	ANDREA	JOHNSTON	522 WHERSTEAD ROAD	IPSWICH	SUFFOLK		IP2 8LN	182
MRS	BARBARA	JONES	4 WHETSTONE CLOSE	HEELANDS	MILTON KEYNES	BUCKINGHAMSHIRE	MK13 7PP	1,820
MR	MARK	JONES	45 COTON PARK DRIVE	RUGBY	WARWICKSHIRE		CV23 0WL	364
MR	PETER	JONES	HOLLYTREES	9 THIRLEMERE CLOSE	DRAYTON	DAVENTRY	NN11 9EG	291
MISS	TRACY LOUISE	JONES	COVENTRY ROAD	STRETTON UNDER FOSSE	NR RUGBY		CV23 0PQ	1,165
MRS	SNEH LATA	KANWAR	7 LOCKHART AVENUE	COLCHESTER	ESSEX		CO3 3QU	364
MR	ANDREW MYCHAJLO	KARABYN	196 BASFORD ROAD	NOTTINGHAM			NG6 0JL	218
MRS	SHARRON	KAY	3 ROE HEY DRIVE	COPPULL	NR CHORLEY		PR7 4PU	182
MRS	HELEN ELAINE	KELLY	3 WESTPARK CRES	SPRINGPARK	RIVERWOODS	FALKIRK	FK2 7GH	619
MR	STEPHEN PHILIP	KELSEY	FAIRFIELD HOUSE	GLYNSWOOD	CHINNOR OXON		OX39 4JB	546
MISS	ANN MARIE	KENRICK	20 SHELLEY ROAD	WIDNES	CHESHIRE		WA8 7DE	1,456
MR	MICHAEL	KENYON	22 EAST GROVE	FOREST FIELDS	NOTTINGHAM		NG7 7LP	218
MR	JAMES ROBERT	KERRY	32 LUCKNOW DRIVE	NOTTINGHAM			NG3 5EU	728
MR	ANTHONY	KERSEY	24 FALCON WAY	BRACKLEY	NORTHAMPTONSHIRE		NN13 6PZ	1,092
MRS	CLAIRE	KERSEY	24 FALCON WAY	BRACKLEY	NORTHAMPTONSHIRE		NN13 6PZ	546
MRS	ANGELA	KETTLEWELL	8 THE FURLONGS	REDCAR	CLEVELAND		TS10 2EB	145
MS	SARAH	KILLICK	11 SPOONER WALK	WALLINGTON	SURREY		SM6 8LL	145
MRS	JULIE ANNE	KIMBERLEY	1 VICTORIA STREET	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 2FP	218
MR	PHILIP	KINCHIN	48 SLADEPOOL FARM RD	MAYPOLE	BIRMINGHAM		B14 5DJ	87
MRS	LOUISE SPIERS	KING	FLAT 2	59 IVERSON ROAD	WEST HAMPSTEAD		NW6 2QT	582
MISS	LINDSAY	KIRBY	2 PROSPECT VILLAS	LOWDHAM	NOTTINGHAM		NG14 7AJ	728
MR	MICHAEL RICHARD	KIRK	93 NEW CUT	LAYER DE LA HAYE	COLCHESTER	ESSEX	CO2 0EG	364
MR	PAUL WALTER	KITCHENER	15 ABBEYDORE GROVE	MONKSTON	MILTON KEYNES		MK10 9HH	364
MR	KEVIN	KITSON	55B WARTELL BANK	KINGSWINFORD	DUDLEY		DY6 7QJ	728
MR	J T	KIVEAL	43 PLATT LANE	DOBCROSS	OLDHAM		OL3 5AD	728
MR	NIGEL	KNIGHT	1 BATTLE COURT	PRIDEAUX ROAD	EASTBOURNE	EAST SUSSEX	BN21 2ND	1,820
MR	ROBERT	KNIGHT	16 TRENANCE	GOLDSWORTH PARK	WOKING	SURREY	GU21 3LR	364
MS	BARBARA	KOUPPARIS	18 WEYBOURNE STREET	WANDSWORTH	LONDON		SW18 4HQ	1,092
MRS	PATRICIA	LACEY	10 ROCHESTER CLOSE	EASTBOURNE	EAST SUSSEX		BN20 7TW	728
MR	PETER JOHN	LACEY	81 BURNTHWAITE ROAD	FULHAM	LONDON		SW6 5BQ	364
MRS	NIRMALA	LAD	18 WAVERTREE DRIVE	LEICESTER			LE4 7NU	1,092
MR	PHILLIP ABNER	LADKIN	7 DERWENT CLOSE	EARL SHILTON	LEICESTER			145
MRS	JACQUELINE ANNE	LADYMAN	MEADOW VIEW	11 NORTH STREET	CASTLETHORPE	MILTON KEYNES	MK19 7EW	364
MRS	CAROLE	LAIDLER	7 WESTGATE AVENUE	SILKSWORTH	SUNDERLAND		SR3 1BD	437
MS	HELEN	LAMBE	25 HENSFORD GARDENS	WELLS PARK ROAD	SYDENHAM		SE26 6JG	364
MRS	RACHEL ELIZABETH	LANZA	9 ROUNDHILL WAY	LOUGHBOROUGH	LEICESTERSHIRE		LE11 4WB	728
MR	RICHARD	LARKIN	42 MANSFIELD ROAD	LONDON			NW3 2HT	145
MR	KARL GEORGE	LAUBEN	3 PORTICO ROAD	LITTLEOVER	DERBY		DE23 3NJ	655
MRS	ANNE MARIE	LAVERTY	43 HOPEFIELD AVENUE	BELFAST	COUNTY ANTRIM		BT15 5AP	560
MR	MATTHEW	LAW	5 SEYMOUR GARDENS	HANWORTH	MIDDLESEX		TW13 7PQ	364

GUS plc
Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	SHEILA	LAWSON	24 RIATH GARDENS	KIRKALDY	FIFE		KY2 5NJ	582
MR	DAVID JOHN	LEE	22 WYNBRECK DRIVE	KEYWORTH	NOTTINGHAM		NG12 5FY	364
MRS	EVELYN	LEEDS	51 WAVENEY CRESCENT	LOWESTOFT	SUFFOLK		NR33 0TY	291
MRS	JENNIFER	LETTEN	5 BALMORAL RD	ROMFORD	ESSEX		RM2 5XD	145
MR	CHRISTOPHER	LEWIS	18 COPES GARDEN	TRURO	CORNWALL		TR1 3SN	1,456
MR	JASON VAUGHAN	LEWIS	6 HOLYHILL	TOWCESTER	NORTHANTS		NN12 6TD	182
MRS	SUSAN ELIZABETH	LEWIS	41 PRIORY ROAD	LOWER COMPTON	PLYMOUTH		PL3 5EP	145
MR	AARON JAMES	LIMBERT	12 WROXTON COURT	WESTCROFT	MILTON KEYNES		MK4 4BG	182
MRS	DIANE	LINDLEY	8 LANGDALE DRIVE	LOW ACKWORTH	NR PONTEFRACT	W YORKS	WF7 7PX	437
MR	KEVIN PAUL	LINDLEY	PARSLEY COTTAGE	152 MAIN ROAD	UNDERWOOD		NG16 5GN	910
MR	DEAN	LINNECOR	57 TEMPLE STREET	RUGBY	WARWICKS		CV21 3TB	291
MR	STEVEN	LINNEY	THE CONIFERS	WOODLAND RD	ABERGAVENNY	MONMOUTHSHIRE	NP7 5TF	437
MR	ANDREW	LISTER	29 WESTBURY MOUNT	HUNSLET	LEEDS		LS10 3DB	152
MR	BRIAN ROBIN	LLOYD	6 CAXMERE DRIVE	WOLLATON	NOTTINGHAM		NG8 1GG	364
MR	NICHOLAS	LOCKE	86 HARROW ROAD	WARLINGHAM	SURREY		CR6 9EW	437
MRS	AMANDA JANE	LONGLEY	94 THE ELMS	COLWICK	NOTTINGHAM		NG4 2GW	145
MRS	MARY	LORD	69 WAVERLEY STREET	CASTLETON	ROCHDALE	LANCS	OL11 2TS	364
MR	ALAN	LOUGHLIN	14 MINSMERE CLOSE	ST MELLONS	CARDIFF	SOUTH GLAMORGAN	CF3 0SF	582
MR	DAVID ANDREW	LOWE	10 WESTMINSTER AVENUE	KIRKBY-IN-ASHFIELD	NOTTINGHAM		NG17 7HY	728
MR	TIMOTHY JOHN	LUSH	128 SOUTHDOWN ROAD	CATHERINGTON	WATERLOOVILLE	HERTFORDSHIRE	PO8 0NF	728
MR	PAUL	LYDON	HEFFORD HOUSE	MAIN STREET	WINSTER	MATLOCK	DE4 2DH	364
MR	ALLAN ROBERT	MACCALLUM	2 REVETON GREEN	BRAMHALL	STOCKPORT	CHESHIRE	SK7 3PQ	364
MISS	JOANNA ELIZABETH	MACDONALD	222 STANDHILL ROAD	CARLTON	NOTTINGHAM		NG4 1JZ	364
MRS	SHEILA	MACE	55 BRITTEN GROVE	OLD FARM PARK	MILTON KEYNES		MK7 8QJ	364
MR	CRAIG MALCOLM	MACFARLANE	2 THE ORCHARD	ELSTON	NEWARK		NG23 5PL	546
MR	JAMES	MACFARLANE	40 PRITTLEWELL CLOSE	IPSWICH	SUFFOLK		IP2 9SP	145
MRS	ROSE ANNE	MACKEY	73 WOOD AVENUE	SANDIACRE	NOTTINGHAM		NG10 5FX	1,092
MRS	ANNE	MADDEN	9 STONEACRE AVENUE	HACKENTHORPE	SHEFFIELD			364
MR	HARVEY JAMES	MADDOCKS	9 ST CATHERINE'S CLOSE	UTTOXETER			ST14 8EF	1,092
MR	KHALID	MAHMOOD	17 GUINIONS ROAD	HIGH WYCOMBE	BUCKINGHAMSHIRE		HP13 7NT	364
MR	HIMAT	MAKANI	84 WOODGRANGE AVE	NORTH FINCHLEY	LONDON		N12 0PS	291
MR	SANDIP	MAKANI	84 WOODGRANGE AVE	NORTH FINCHLEY	LONDON		N12 0PS	145
MISS	ANNA LOUISE	MANLEY	1 SCAFELL CLOSE	WEST BRIDGFORD	NOTTINGHAM		NG2 6RJ	182
MR	DAVID RONALD	MANNING	69 MEADOW VIEW	HIGHAM FERRERS	RUSHDEN		NN10 8EN	728
MRS	ELAINE ROSE	MANNING	31 THE GROVE	NORMANTON	WEST YORKSHIRE		WF6 1AE	728
MR	JASON	MARLEY	12 THE SHIRES	SUTTON-IN-ASHFIELD	NOTTINGHAM		NG17 1LW	218
MRS	EVELYN	MARRIS	6 GAWDY ROAD	NORWICH	NORFOLK		NR7 9UY	364
MR	CRAIG JONATHAN	MARSHALL	12 BEVERLEY DRIVE	KIMBERLEY	NOTTINGHAM		NG16 2TW	728
MRS	DOREEN MAY	MARTIN	4 LONG MEADOW	MOSS PITT	STAFFORD		ST17 9DP	72
MS	SUSAN MARY	MATHER	54 RIDGE CRESCENT	HAWK GREEN	MARPLE		SK6 7JA	182
MR	DUNCAN	MATHESON	1 CAMUS ROAD	DUNBEG	OBAN		PA37 1QD	72
MR	IAN WILLIAM	MATTHEWS	1 MENTMORE CLOSE	BIDDENHAM	BEDFORD		MK40 4FD	728
MR	KEN	MATTHEWS	66 RAILWAY STREET	HEYWOOD	LANCS		OL10 1NJ	728
MR	LEIGHTON PAUL	MAUND	8 HIGH ROW	CWMPENNER	MOUNTAIN ASH		CF45 4DW	182
MR	REG	MAYHEW	19 HAMMERS GATE	CHISWELL GREEN	ST ALBANS	HERTFORDSHIRE	AL2 3DZ	728
MR	ROBERT MICHAEL	MCBURNEY	38 WOODLAND DRIVE	LEICESTER			LE3 3EB	655
MRS	SANDRA	MCDERMOTT	121A CHURCH ROAD	ROBERTTOWN	LIVERSEDGE	WEST YORKSHIRE	WF15 8BE	364
MRS	CHRISTINE EILEEN	MCGURK	4 RUSHMERE ROAD	RUSHMERE	NORTHANTS		NN1 5RY	182
MR	CLINTON	MCKENZIE	206 MACKENZIE ROAD	BECKENHAM	KENT		BR3 4SF	364

GUS plc
Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	JOHN	MCNULTY	135 GLENOWEN PARK	LONDONDERRY			BT48 0LH	145
MR	RICHARD IAN	MCTAGGART	CHEDDLETON HOUSE	39 THORPEVILLE	MOUTON	NORTHAMPTON	NN3 7TS	546
MRS	KIM	MEAD	239 WITCOMBE	YATE	BRISTOL		BS17 4SD	174
MR	RICHARD	MEDLEY	24 NUNEHAM GROVE	WESTCROFT	MILTON KEYNES		MK4 4DH	364
MR	JOHN	MEGGINSON	8 SCHOOL CLOSE	WOODFORD	PLYMPTON	PLYMOUTH	PL7 4HP	291
MR	PRADIP	MEHTA	61 SOUTHDOWN DRIVE	THURMASTON	LEICESTER		LE4 8HX	728
MRS	ANDREA ANNE	METHVEN	23 BUTTERFIELD	WOOBURN GREEN	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 0PX	145
MR	GEOFFREY	METHVEN	23 BUTTERFIELD	WOOBURN GREEN	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 0PX	145
MR	JOHN	MIDDLETON	28 MAPLETON RD	MOSTON	MANCHESTER M9 4QF			582
MR	JOHN PETER	MILLER	46 FINNEY DRIVE	REGENTS GATE	GRANGE PARK	NORTHAMPTON	NN4 5DT	728
MISS	HELEN	MILLS	69 BRITANNIA AVENUE	BASFORD	NOTTINGHAM		NG6 0EA	364
MISS	SONJA	MILOVIC	50 GLADSTONE ROAD	CHESHAM	BUCKINGHAMSHIRE		HP5 3AD	364
MR	JOHN PETER	MIRFIN	4 ST HELEN S PLACE	CASTLEFORD	W YORK		WF10 4AZ	291
MR	JUSTIN JOHN	MIRTO	29 LOXLEIGH AVENUE	BRIDGWATER	SOMERSET		TA6 5BH	582
MR	BINNAI	MISTRY	8 RAVENHILL WAY	LUTON	BEDFORDSHIRE		LU4 0XY	182
MR	CHANDRAKANT	MISTRY	32 RYDAL CLOSE	BROWNSOVER	RUGBY		CV21 1JP	946
MRS	JAYSHREE KETAN	MISTRY	17 DOUGLAS PLACE	OLDBROOK	MILTON KEYNES		MK6 2XQ	364
MR	CHARLES	MITCHAM	27 ATKINSON WALK	BERRY LEA	KENNINGTON	ASHFORD KENT	TN24 9SB	182
MR	ANDREW K	MOORE	49 DOWELL CLOSE	TAUNTON	SOMERSET		TA2 6AU	160
MR	ANTHONY	MOORE	17 THE RIDGEWAY	NORTH HARROW	MIDDLESEX		HA2 7QL	72
MR	CHRIS ALAN	MOORE	26 SPENCER STREET	NORWICH	NORFOLK		NR3 4PA	364
MR	DAVID CHARLES	MOORE	430 WHIRLOWDALE ROAD	WHIRLOW	SHEFFIELD		S11 9NL	910
MR	PHILIP ROBERT	MOORE	55 SHELFORD ROAD	RADCLIFFE ON TRENT	NOTTINGHAMSHIRE		NG12 1AJ	728
MISS	TRACEY JAYNE	MORGAN	61 MADRON CLOSE	BRANSHOLME	HULL		HU7 4PR	145
MR	ADRIAN STEPHEN	MORLEY	2 AIRA CLOSE	GAMSTON	NOTTINGHAM		NG2 6QH	546
MR	PETER	MORRIS	45 MATTHEWS DRIVE	MAIDENBOWER VILLAGE	CRAWLEY	WEST SUSSEX	RH10 7HJ	364
MR	SAMMY	MORRIS	13 BLOOMFIELD DRIVE	UNSWORTH	BURY LANCS		BL9 8JX	291
MISS	CAROL	MORTIMER	69 LOVE LANE	PONTEFRACT	WEST YORKSHIRE		WF8 4EG	4,394
MR	MICHAEL	MOSELEY	6 CASTLEMOUNT TER	KIRKCALDY	FIFE		K72 6YA	145
MR	PHILIP	MOULTON	17 BIRCHFIELD DRIVE	MARLAND	ROCHDALE		OL11 4NY	437
MRS	MARILYN	MOUNTFORD	7 BUCKLAND GREEN	WORLE	WESTON SUPER MARE	SOMERSET	BS22 7HL	145
MR	RONALD	MUIR	7A DEAN PARK GARDENS	KIRKCALDY	FIFE		KY2 6XX	1,820
MISS	LISA LOUISE	MURDEN	186 POLPERRO WAY	HUCKNALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG15 6NQ	437
MRS	YVONNE	MURPHY	101 MELROSE DRIVE	WINSTANLEY	WIGAN		WN3 6EG	1,820
MRS	MARGARET	MURRAY	98 CARMUIRS AVENUE	CAMELON	FALKIRK		FK1 4PB	72
MR	PETER	MUSZ	37 MARGARET AVENUE	ST AUSTELL	CORNWALL		PL25 4SH	364
MR	JURIJ	NAJDAN	41 BLAKE ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5JJ	364
MRS	KAREN	NEEDHAM	GRANGE HOUSE	MAIN STREET	WALESBY	NEWARK	NG22 9NU	182
MR	STEVEN	NEWTON	63/5 GILMERTON	DYKES STREET	EDINBURGH		EH17 8PP	94
MR	MICHAEL	NORMAN	69 SOUTH WORPLE WAY	EAST SHEEN	LONDON		SW14 8PA	582
MRS	PAMELA JOYCE	NORMAN	5 PADDOCK CLOSE	RAVENSTHORPE	NORTHAMPTON		NN6 8EQ	728
MRS	KATHLEEN JEAN JEAN	NORTH	12 YOXALL DRIVE	OFF TROWELS LANE	DERBY	DERBYSHIRE	DE22 3SF	437
MRS	ANN	OAKES	4 WHITEFIELD CLOSE	LYMM	CHESHIRE		WA13 9QG	364
MISS	MARY ANGELA	O'DWYER	35 LACEY AVENUE	HUCKNALL	NOTTINGHAM		NG15 6BZ	364
MR	RICHARD NIGEL	OFFILER	18 BALMORAL DRIVE	GRANTHAM	LINCOLNSHIRE		NG31 8SY	364
MR	TIM	O'GRADY	CHAPEL COTTAGE	DICKY'S LANE	WOODSEAVES	STAFFORDSHIRE	ST20 0LB	546
MR	ANDREW JAMES	OLDHAM	34 HONEYSUCKLE GROVE	BINGHAM	NOTTINGHAM		NG13 8UJ	218
MRS	CLAIRE	OLIVER	67 NORFOLK STREET	WORKSOP	NOTTS		S80 1LE	364
MRS	JACQUELINE DIANA	OLIVER	15 HARTINGTON GROVE	EMERSON VALLEY	MILTON KEYNES		MK4 2EP	182

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	JASON FRANCIS	OLIVER	67 NORFOLK STREET	WORKSOP	NOTTS		S80 1LE	364
MRS	MERYL	OLIVER	62 ROCHESTER ROAD	NEWTON HALL	DURHAM	COUNTY DURHAM	DH1 5QD	182
MRS	SUSAN	OLVER	THE BUTTRIDGE	WELLINGTON LANE	CANON PYON	HEREFORD	HR4 8NL	72
MISS	BRIDGET MAY	ONEILL	6 SILVER STREET	WEST HUNTSPILL	HIGHBRIDGE	SOMERSET	TA9 3RW	728
MRS	PATRICIA	O'NEILL	59 SIDCUP ROAD	KINGSTANDING	BIRMINGHAM		B44 0LP	182
MR	RICHARD	ORTON	45 ABBOTS DRIVE	SNEYD GREEN	STOKE ON TRENT	STAFFS		291
MRS	CHRISTINE ANN	OSBORNE	30 RAVENS CRESENT	FELSTED	NR GREAT DUNMOW		CM6 3EH	72
MR	MARK	OSBORNE	129 SAVILLE ROAD	CASTLEFORD	W YORKS		WF10 1PE	145
MR	ALAN	OWEN	12 FISHERS CLOSE	LITTLE BILLING	NORTHAMPTON		NN3 9SR	291
MRS	ROSEMARY	OXBORROW	10 MOUNTAIN ASH CLOSE	COLCHESTER	ESSEX		CO4 0QB	182
MRS	SHOBHNA	PADHIAR	52 HENGISTBURY LANE	TATTENHOE	MILTON KEYNES		MK4 3DH	728
MR	DEAN	PALMER	17 SHARMANS ROAD	FORDHAM	ELY	CAMBRIDGESHIRE	CB7 5LF	72
MR	ANDREW	PARKER	29 LYTHEFELL AVENUE	HALTON	LANCASTER	LANCASHIRE	LA2 6NJ	364
MR	BERNARD	PARKER	1 WORTHY CLOSE	KINGSWOOD	BRISTOL	SOUTH GLOUCESTER	BS15 9GR	1,820
MR	ROBERT WILLIAM	PARMENTER	15 STONEY HILLS	RAMSDEN HEATH	BILLERICAY		CM11 1JD	437
MISS	JENNY LOUISE	PARRY	STONEHOUSE BARN	WESTON	TOWCESTER	NORTHANTS	NN12 8PX	1,456
MR	GRAHAM	PARSONS	11 CHALCOT CLOSE	SUTTON	SURREY		SM2 6SL	1,456
MRS	DAKSHA	PATEL	63 HATHERLEY GARDENS	EAST HAM	LONDON		E6 3HG	400
MR	MILAN	PATEL	174 UPPINGHAM AVENUE	STANMORE	MIDDLESEX		HA7 2JU	728
MRS	NASIMA	PATEL	99 PLASHET RD	PLAISTOW	LONDON E13ORA			364
MR	PIYUSH	PATEL	4 HIGH STREET	RAINHAM	KENT		ME8 7SE	152
MR	SACHIN	PATEL	10 ENNERDALE DRIVE	KINGSBURY	LONDON		NW9 0DT	582
MRS	VINITA	PATEL	26 ST MICHEALS AVENUE	LEVERSTOCK GREEN	HEMEL HEMPSTEAD		HP3 8HG	1,820
MR	STEPHEN PAUL	PATON	THE GRENADINES	WOODLAND AVENUE	HARTLEY	KENT	DA3 7BZ	728
MR	COLIN VICTOR	PATTRICK	6 NORTHUMBERLAND AVENUE	SOUTHEND ON SEA	ESSEX		SS1 2TH	582
MR	ROBERT	PAYNE	30 COPSE AVENUE	WEST WICKHAM	KENT		BR4 9NR	1,820
MR	MARK ANDREW	PEARCE	30 LURCH LANE	DUSTON	NORTHANTS		NN5 6NP	728
MRS	MARIA	PEGLER	86 DEANSFIELD	CRICKLADE	SWINDON	WILTSHIRE	SN6 6BW	1,092
	ALEC	PEREIRA	24 ELMFIELD WAY	SANDERSTEAD	SOUTH CROYDON	SURREY	CR2 0ED	1,682
MR	TIMOTHY JOHN	PERKINS	4 STIRLING GROVE	KIMBERLEY	NOTTINGHAM		NG16 2TS	728
MR	MARK ALLAN	PETERKIN	9 HORSEWELL COURT	MOULTON	NORTHANTS		NN3 7XB	546
MRS	MELANIE	PETERS	2 VERNON CLOSE	SAUGHALL	CHESTER	CHESHIRE	CH1 6BH	582
MR	CRAIG ROBERT	PHILLIPS	3 BURTON RISE	ANNESLEY WOODHOUSE	KIRKBY IN ASHFIELD	NOTTINGHAMSHIRE	NG17 9BR	546
MR	FRANK	PHILLIPS	THE WARREN	17 LIME CLOSE	UCKFIELD	EAST SUSSEX	TN22 1TE	291
MRS	SHEILA	PHILLIPS	38 GREENACRES DRIVE	LUTHERWORTH	LEICSTERSHIRE		LE17 4TG	364
MRS	SUZANNE MARY	PHIPPS	36 QUINTONSIDE	GRANGE PARK	NORTHAMPTON		NN4 5AE	1,092
MRS	CHRISTINE	PICKERING	22 GREEN PARK	WEAVERHAM	NORTHWICH	CHESHIRE	CW8 3EH	381
MRS	CHRISTINE	PICKERING	22 GREEN PARK	WEAVERHAM	NORTHWICH	CHESHIRE	CW8 3EH	350
MRS	CHRISTINE	PICKERING	22 GREEN PARK	WEAVERHAM	NORTHWICH	CHESHIRE	CW8 3EH	179
MRS	CHRISTINE	PICKERING	22 GREEN PARK	WEAVERHAM	NORTHWICH	CHESHIRE	CW8 3EH	94
MRS	MARY	PICKERING	4 BIRKHILL GARDENS	BISHOPBRIGGS	GLASGOW	STRATHCLYDE	G64 2LF	87
MR	GURPAL SINGH	POONIA	8 CRANMORE RISE	BELLE ISLE	LEEDS		LS10 4AF	1,820
MR	JEREMY	PORTCH	12 HIGH STREET	CLAVERHAM	BRISTOL	GLOUCESTERSHIRE	BS49 4NA	182
MISS	HAZEL	POTTER	1 MADEIRA AVENUE	HORSHAM	WEST SUSSEX		RH12 1AB	218
MR	WILLIAM	POTTER	8 BROWNS CROFT	BASFORD	NOTTINGHAM		NG6 0QW	364
MISS	KAREN	POUNTAIN	BYWAYS	DRAYCOTT-IN-THE-CLAY	SUDBURY ASHBOURNE		DE6 5GX	728
MR	COLIN	PRESTON	54 AVEBURY ROAD	NEWALL GREEN	WYTHENSHAWE	MANCHESTER	M23 2QE	619
MRS	ANNE	PRICE	21 BURTONS HILL	KINTBURY	HUNGERFORD	BERKSHIRE	RG17 9XJ	145
MR	BARRY	PRICE	37 BRISTOL WAY	SLEAFORD	LINCOLNSHIRE		NG34 7AE	1,092

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	MARY	PRICE	24 PEATFIELD ROAD	SEATON	WORKINGTON	CUMBRIA	CA14 1QS	72
MR	ANTHONY	PRIESTLEY	18 KINGSWAY CLOSE	ROSSINGTON	DONCASTER	SOUTH YORKSHIRE	DN11 OUX	364
MR	SCOTT ASHLEY	PRIME	24 MANOR ROAD	DESFORD	LEICESTER		LE9 9JR	291
MS	CATHERINE	PROCTER	125 BLAKE ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5LE	145
MR	JAMIE	PRYOR	52 GEORGIAN WAY	WIGMORE	GILLINGHAM	KENT	ME8 OQZ	218
MR	NIGEL	PRYOR	52 GEORGIAN WAY	WIGMORE	GILLINGHAM	KENT	ME8 0QZ	218
MR	ROBERT	PURBRICK	24 FOXWOOD ROAD	BEAN	KENT		DA2 8BH	364
MRS	AMANDA	PURFIT	196 CANTERBURY ROAD	KENNINGTON	ASHFORD	KENT	TN24 9QL	364
MR	STEPHEN	QUAYLE	REGENCY COURT	17 GARDEN STREET	BROMPTON MEWS	GILLINGHAM	ME7 5GB	364
MRS	DEBORAH MARY	QUIGLEY	18 LONSDALE DRIVE	TOTON	BEESTON		NG9 6LS	364
MR	CHARLES	RALSTON	106 PARK ROAD	BISHOPBRIGGS	GLASGOW		G64 2LQ	364
MR	JOHN	RAMM	27 POWELL COURT	FARNSFIELD	NOTTINGHAMSHIRE		NG22 8DZ	364
MRS	LORRAINE	RAMSAY	54 SOUTH DENE	SOUTH SHIELDS	TYNE AND WEAR		NE34 0HB	728
MRS	ANNE MARIA	RAMSDALE	26 TOWNFIELD SQUARE	HAYES	MIDDX		UB3 2EX	87
MR	ANDREW JOHN	RANKIN	74 SOUTH AVENUE	ULLESTHORPE	LEICS		LE17 5DQ	1,107
MRS	CAROL DENISE	REDFERN	52 BROOKSIDE AVENUE	OFFERTON	STOCKPORT	CHESHIRE	SK2 5HR	182
MS	CLARE	REID	FLAT 2F1	122 BRUNTON GARDENS	EDINBURGH		EH7 5ET	728
MRS	PAMELA	REID	97 ABBEY ROAD	KIRBY IN ASHFIELD	NOTTINGHAMSHIRE		NG17 7NW	72
MISS	STEPHANIE	RHODES	3 ST PETERS CRESCENT	HUDDERSFIELD			HD5 0EY	728
MRS	SUSAN	RICHARDS	14 WATERLOO PLACE	LEWES	EAST SUSSEX		BN7 2PP	72
MR	MATTHEW	RICHARDSON	339 WOODSTOCK ROAD	OXFORD			OX2 7NX	1,092
MR	NICHOLAS DAVID	RICHARDSON	10 PENDLE CRESCENT	NOTTINGHAM			NG3 3EZ	364
MR	NICHOLAS HENRY	RICHARDSON	2 THE RIDDINGS	SOUTHWELL			NG25 0BD	364
MRS	CAROL	RICHENS	12 LAYLANDS GREEN	KINTBURY	HUNGERFORD	BERKSHIRE	RG17 9XH	72
MRS	SHEILA	RICHES	1 HILLCREST VIEW	VANGE	BASILDON	ESSEX	SS16 4QD	218
MR	GARY	RIGBY	1 SYERS GREEN CLOSE	LONG BUCKBY	NORTHANTS		NN6 7QW	728
MR	PAUL DAVID	RIGBY	25 GOLDCREST ROAD	CINDERHILL	NOTTINGHAM		NG6 8PT	364
MISS	CLARE LOUISE	ROBINSON	47 LENTON MANOR	LENTON	NOTTINGHAM		NG7 2FW	182
MR	KEITH	RODGERS	69 HOLT DRIVE	LOUGHBOROUGH	LEICESTERSHIRE		LE11 3HZ	364
MRS	BARBARA	ROGERS	6 RIVINGTON AVENUE	WIGAN	LANCASHIRE		WN1 2HY	145
MRS	BARBARA	ROGERS	6 RIVINGTON AVE	WIGAN	LANCASHIRE		WN1 2HY	373
MRS	BARBARA	ROGERS	6 RIVINGTON AVE	WIGAN	LANCASHIRE		WN1 2HY	34
MR	CHRISTOPHER JOHN	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES		MK8 0NA	801
MR	ADRIAN	ROLLS	16 GILLESPIE HOUSE	HOLLOWAY DRIVE	VIRGINIA PARK	VIRGINIA WATER	GU25 4SU	1,820
MR	JOSEPH	ROMERO	14 CHELWOOD DRIVE	DROYLSDEN	MANCHESTER		M43 7QT	728
MRS	ELIZABETH THOMSON	ROSS	AYRTONHEAD	2 NETHERBURN ROAD	NETHERBURN	SOUTH LANARKSHIRE	ML9 3DX	728
MR	JAMES	ROSS	3 ST SAVIOURS AVENUE	BRIDGWATER	SOMERSET		TA6 3NZ	145
MR	MICHAEL	ROUSOU	15 PURLEY KNOLL	PURLEY	SURREY		CR8 3AF	364
MR	SIMON HENRY LE	RUEZ	11 EDWINSTOWE AVENUE	WEST BRIDGFORD	NOTTINGHAM		NG2 6EA	728
MR	TREVOR	RYAN	4 THURLESTONE DRIVE	MAPPERLEY PLAINS	NOTTINGHAM		NG3 5SD	546
MRS	RACHEL	SALTON	TETHERS END	GREAT URSWICK	ULVERSTON	CUMBRIA	LA12 0SX	1,820
MR	RAYMOND	SANDY	94 KING STREET	NORMANTON	W YORKS		WF6 1EP	364
MR	JOHN	SARRACINO	12 GOMSHALL AVENUE	WALLINGTON	SURREY		SM6 8NY	728
MRS	KAREN	SCAIFE	2 VICTORIA ROAD	KIRKBY IN ASHFIELD	NOTTINGHAMSHIRE		NG17 8AR	254
MR	MARK JOHN	SCHOLES	109A JUBILEE RD	MIDDLETON	MANCHESTER		M24 2LY	291
MR	CHRIS	SCOTT	35 ACRE AVENUE	ECCLESHILL	BRADFORD	WEST YORKSHIRE	BD2 2LL	546
MISS	JANET	SCOTT	97 TANFIELD GDNS	MARSDEN	SOUTH SHIELDS		NE34 7DX	582
MRS	LARRIE	SCOTT	59 NORBETT ROAD	ARNOLD	NOTTINGHAM		NG5 8EA	364
MR	SEAN	SCOTT	21 BROOKFIELD WALK	BELFAST			BT14 7FW	145

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	BRETT	SCREEN	45 MILL ROAD	STAPLEFORD	NOTTINGHAM		NG9 8GD	364
MRS	LISA	SEAGER	1 SEATON CLOSE	LOUGHBOROUGH	LEICESTERSHIRE		LE11 5YE	72
MR	ADRIAN PETER	SEAMAN	6 LEAF CLOSE	HUCKNALL	NOTTINGHAM		NG15 8DU	218
MISS	SHEENA MARIE	SELBY	16 ORCHARD STREET	HEYWOOD	LANCS		OL10 4DA	728
MISS	TERESA ENA	SELBY	34 BELLEVILLE DRIVE	BESTWOOD PARK	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 5PL	1,757
MRS	GEETA	SHAH	18 ASHLEY ROAD	THORNTON HEATH	SURREY		CR7 6HU	1,456
MR	NILESH	SHAH	58 PAVILION WAY	EDGWARE	MIDDLESEX			218
MRS	SEJAL	SHAH	49 FRIERN PARK	NORTH FINCHLEY	LONDON		N12 9DE	182
MRS	CLAIRE AMANDA	SHARPE	MANOR MALTINGS	MAIN STREET	SCARRINGTON		NG13 9BQ	546
MR	ANDREW SIMON O	SHAUGHNESSY	30 ORFORD AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 2DD	728
MR	DAVID	SHAW	12 SHERIDON STREET	OUTWOOD	WAKEFIELD	WEST YORKSHIRE	WF1 3TP	364
MR	PAUL	SHAW	31 STONEBRIDGE ROAD	BREWOOD	STAFFORD	STAFFORDSHIRE	ST19 9HB	1,820
MISS	SAMEEN	SHEIKH	18 CARRON COURT	BLETCHLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK2 3PR	728
MR	JAMES EDWARD	SHELDON	34 NIMBUS WAY	WATNALL	NOTTINGHAM		NG16 1FP	291
MRS	SUSAN	SHELDON	71 GOODE CLOSE	OLDBURY	WEST MIDLANDS		B68 9NT	437
MR	PAUL	SHENTON	25 GILMAIS	GREAT BOOKHAM	LEATHERHEAD	SURREY	KT23 4RP	1,820
MR	ADRIAN JOHN	SHERRY	79 APPLEDORE DRIVE	ALLESLEY GREEN	COVENTRY		CV5 7PH	364
MR	ROSS	SIDDLE	9 ROSEBERY TERRACE	KIRKCALDY	FIFE		KY1 1DW	1,820
MRS	SULINDER	SIDHU	1 OXBURGH CLOSE	THORPE ACRE	LOUGHBOROUGH	LEICESTERSHIRE	LE11 4TG	364
MR	IAN	SIMKIN	53 HOLLAND AVENUE	CHEAM	SURREY		SM2 6HT	1,820
MR	ASHLEY	SIMMONS	48 ATHOLE GROVE	SOUTHPORT	MERSEYSIDE		PR9 7DE	145
MRS	ANGELA	SIMPSON	38 SPARROW CLOSE	ILKESTON	DERBYSHIRE		DE7 4PW	254
MR	LESLIE WILLIAM	SIMPSON	18 ROSSLYN AVENUE	MOUNTSORREL	LOUGHBOROUGH	LEICESTERSHIRE	LE12 7UQ	728
MRS	PAULA	SINCLAIR	13 STRANGFORD PLACE	BROOMFIELD	HERNE BAY	KENT	CT6 7UJ	145
MRS	BHANUMATI	SINGADIA	11 QUEENSBURY CLOSE	BELMONT PARK	BOLTON			728
MR	AVNINDER	SINGH	ALLINGTON	47 WESTCOTES DRIVE	LEICESTER		LE3 0QT	437
MR	JASBIR	SINGH	35 CHARVILLE LANE WEST	HILLINGDON	MIDDLESEX		UB10 0BY	1,820
MS	SHARRON A	SKELHAM	15 COGENHOE WALK	ARNOLD	NOTTINGHAM		NG5 8LF	349
MR	DAVID	SKINNER	25 BILBOROUGH DRIVE	NEW COLLEGE	SWINDON		SN3 2GZ	240
MR	PAUL	SLEAP	70 WHITEHALL GARDENS	CHINGFORD	LONDON		E4 6EJ	728
MR	DAVID	SLY	TY HANNER	DOWNEND ROAD	PURITON	SOMERSET	TA6 4TJ	1,820
MRS	MAUREEN	SLY	37 DEVON ROAD	SWINDON	WILTSHIRE		SN2 1PQ	582
MRS	LYNDA	SMART	101 HOLMES AVENUE	HOVE	EAST SUSSEX		BN3 7LE	145
MRS	ALEXANDRA ANNELIES BARTO	SMITH	2 RAEBURN DRIVE	TOTON	BEESTON	NOTTINGHAM	NG9 6LF	509
MRS	ANNETTE PATRICIA	SMITH	1 GERALD CLOSE	BURGESS HILL	WEST SUSSEX		RH15 0NB	145
MR	COLIN STEPHEN	SMITH	35 ARCADIAN GARDENS	HADLEIGH	ESSEX		SS7 2RR	291
MR	CRAIG JOHN	SMITH	18 LEAFIELD GREEN	CLIFTON ESTATE	NOTTINGHAM		NG11 8EH	145
MR	IAN	SMITH	33 THE CHASE	BRACKLA	BRIDGEND	MID GLAMORGAN	CF31 2JH	364
MR	JONATHAN	SMITH	2 CLIFF COTTAGES	AUCLUM LANE	BURGHFIELD COMMON	READING	RG7 3DD	728
MRS	MAUREEN ELIZABET	SMITH	16 PROSPECT PLACE	CWMBRAN	GWENT		NP44 3NJ	182
MRS	SHARON TERESA	SMITH	120 SWINGATE	KIMBERLEY	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 2PQ	364
MR	STEPHEN ANTHONY	SMITH	14 BEECHBROOKE	RYHOPE	SUNDERLAND	TYNE AND WEAR	SR2 0NZ	218
MRS	SUSAN	SMITH	151 HIGHER LOMAX LANE	SUMMIT ESTATE	HEYWOOD LANCS		OL10 4SJ	364
MR	TERENCE JOHN HARDEN	SMITH	3 ASH TREE CLOSE	SOUTHWELL	NOTTINGHAMSHIRE		NG25 0LA	728
MRS	SARAH JANE	SODEAU	85 BROOMFIELD AVENUE	PALMERS GREEN	LONDON		N13 4JR	364
MRS	CHRISTINE	SOFFE	40 PINKS HILL	SWANLEY	KENT		BR8 8AQ	218
MR	STEPHEN	SOUTHWELL	33 LILLEBURNE DRIVE	NUNEATON	WARWICKSHIRE		CV10 9SE	546
MR	MARK	SOUTHWORTH	26 CONISTON	EASTWOOD	SOUTHEND ON SEA	ESSEX	SS2 6SN	356
MR	PAUL ANTHONY	SPEIGHT	4 LION D'ANGERS	WIVELISCOMBE	TAUNTON	SOMERSET	TA4 2PN	364

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	ANN MARIE	SPENCER	52 LORIMER AVENUE	GEDLING	NOTTINGHAM		NG4 4WA	254
MR	ASHLEY	SPENCER	34 EMPEROR CLOSE	NOTTINGHAM	NOTTINGHAMSHIRE		NG5 1QR	1,820
MR	PETER	SPENCER	60 BROUGHTON ROAD	BROWNSOVER	RUGBY	WARKS	CV21 1BJ	203
MR	NEIL GEOFFREY	SPIBY	31 BARDSLEY GATE AVE	STALYBRIDGE	CHESHIRE		SK15 2TA	582
MR	STEPHEN	SPILLETT	21 DAYBELL ROAD	MOIRA	SWADLINCOTE		DE12 6DZ	1,092
MRS	CHRISTINE	SQUIRRELL	53 THE STREET	RUSHMERE	IPSWICH	SUFFOLK	IP5 1DE	72
MRS	STELLA	STANDBRIDGE	14 LEXDEN DRIVE	CHADWELL HEATH	ROMFORD ESSEX		RM6 4TJ	728
MR	KEVIN	STEER	45 UPHILL WAY	HUNSTON	CHICHESTER	WEST SUSSEX	PO20 1PH	182
MS	SUSANNA	STEPHENSON	5 CARPENTERS CLOSE	CROPWELL BUTLER	NOTTINGHAM		NG12 3AT	364
MRS	JILL CHRISTINE	STEVENS	SIDEGATE COTTAGE	STAPLECROSS ROAD	NORTHIAM	RYE	TN31 6JP	364
MR	CLIVE	STEVENSON	48 MALLORY PARK	EGLINTON	LONDONDERRY	COUNTY LONDONDERRY	BT47 3XS	182
MRS	BARBARA	STILWELL	1 PARK GLEN	LOCKSHEATH	SOUTHAMPTON	HANTS	SO31 6BZ	364
MR	JEREMY NEIL	STRAW	12 GREGORY AVENUE	BREASTON	DERBY		DE72 3DJ	254
MR	NICHOLAS	STREETER	4 HEATHER CLOSE	ALDERSHOT	HANTS		GU11 3PA	218
MRS	GILLIAN	STRIBBLING	151 BINSEY WALK	THAMESMEAD	LONDON		SE2 9TY	364
MR	BARRY	STUBBS	10 BARNWELL GARDENS	WELLINGBOROUGH	NORTHAMPTONSHIRE		NN8 5FJ	582
MR	DRAGOLJUB	SUDAR	52 WESTBURY ROAD	BASFORD	NOTTINGHAM		NG5 1EJ	728
MRS	PATRICIA	SUDDES	34 ALWYN ROAD	DARLINGTON	CO DURHAM		DL3 0AJ	874
MR	ROY	SUMMERSCALES	2 CARLYLE CRESCENT	AIREDALE	CASTLEFORD		WF10 3AU	291
MR	GARY	SWINBURN	19 SIMMS CROFT	MIDDLETON	MILTON KEYNES		MK10 9GF	728
MRS	PAMELA	SYKES	21 BARLEIGH ROAD	MARFLEET LANE	HULL		HU9 4TH	728
MR	SAMIR MICHAEL	TADROS	43 HORNER ROAD	TAUNTON	SOMERSET		TA2 6AE	582
MR	MOHANLAL	TAILOR	2 GREENGATE	GREENFORD	MIDDLESEX		UB6 0QH	437
MRS	ROSEMARY	TALBOT	8 FALCON MEWS	ELY	CAMBS		CB6 3EB	145
MR	ADRIAN PAUL	TATTERSALL	8 BRANSDALE AVENUE	FOREST TOWN	MANSFIELD		NG19 0LZ	364
MRS	BREDA	TAVERNER	45 WICKFORD AVENUE	PITSEA	BASILDON	ESSEX	SS13 3HA	145
MISS	KELLY	TAVERNER	45 WICKFORD AVENUE	PITSEA	BASILDON	ESSEX	SS13 3HA	72
MRS	ALISON	TAYLOR	86 HONEYBALL WALK	TEYNHAM	KENT		ME9 9TL	182
MR	JAMES	TAYLOR	4 NUTHALL GROVE	GLEN PARVA	LEICESTER		LE2 9HU	728
MR	JONATHAN	TAYLOR	36 NENE WAY	HILTON	DERBY		DE65 5HX	728
MRS	MAXINE LORRAINE	TAYLOR	10 NICHOLAS AVE	CLENCHWARTON	KINGS LYNN	NORFOLK	PE34 4BD	291
MR	RICHARD FRANCIS	TAYLOR	28 HIGHBANK DRIVE	CLIFTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG11 9FG	1,820
MR	STEPHEN ANDREW	TAYLOR	14 HENLEY CLOSE	BURY	LANCS		BL8 9LA	182
MR	ALAN ROBERT	TENNANT	4 BELTON CLOSE	SANDIACRE	NOTTINGHAM		NG10 5PE	218
MRS	SANDRA	TESTER	25 BODIAM AVENUE	LOWER BEVENDEAN	BRIGHTON		BN2 4LN	145
MS	ELAINE	THACKERAY	4 KILVINGTON ROAD	ARNOLD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 7HQ	112
MS	ELAINE	THACKERAY	4 KILVINGTON ROAD	ARNOLD	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 7HQ	87
MRS	SHERREEN ANN	THEAKSTONE	32 BEESTON FIELDS DRIVE	BEESTON	NOTTINGHAM		NG9 3DB	364
MRS	KAY	THOMPSON	28 ABBOTS WAY	FORMBY	MERSEYSIDE		L37 6DR	364
MRS	MARIA PHILOMENA	THOMPSON	29 BROOKLAND RISE	LONDON			NW11 6DW	364
MR	ROBERT	THOMPSON	50 EXBURY LANE	WESTCROFT	MILTON KEYNES	BUCKINGHAMSHIRE	MK4 4GG	1,092
MRS	DIANE	THORNE	7 BOONS ORCHARD	RUISHTON	TAUNTON	SOMERSET	TA3 5JH	109
MR	DAVID	THORNLEY	9 NASEBY CLOSE	MICKLEOVER	DERBY		DE3 0QU	546
MRS	SUSAN ANN	THORPE	4 LAGDONA CLOSE	NEWPORT PAGNELL	BUCKS		MK16 9BN	364
MRS	KAREN ADRIENNE	THORPE-MORGAN	31 DINGLEDERRY	OLNEY	BUCKS		MK46 5ES	327
MRS	SHARON	THURSTON	36 DIDSBURY CLOSE	IPSWICH	SUFFOLK		IP2 9TD	728
MR	IAN	TINKER	5 BROOKE CLOSE	OAKHAM	RUTLAND		LE15 6GD	364
MR	RICHARD	TOPHAM	BRAMBLEWICK	CONEYTHORPE	KNARESBOROUGH	NORTH YORKSHIRE	HG5 0RY	1,820
MRS	MARIE	TOWELL	14 NEVISON AVENUE	PONTEFRACT	W YORKS		WF8 2LT	218

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	JOHN	TRAVIS	93 GUILDFORD GROVE	MIDDLETON	MANCHESTER		M24 2WX	152
MR	MARK GORDON	TRESIDDER	34 GRACES CLOSE	CRANFIELD	BEDS		MK43 0HQ	182
MR	MARK	TURNBULL	37 DEARHAM GROVE	HARTFORD DALE	CRAMLINGTON		NE23 3FR	218
MRS	SARAH LOUISE	TURNER	12 MAPLIN GARDENS	BASILDON	ESSEX		SS14 1SR	437
MRS	BARBARA ANNE	VARLEY	29 LESLIE AVENUE	BEESTON	NOTTINGHAM		NG9 1HT	291
MR	PAUL	VEITCH	12 LOMAX DRIVE	BRAMPTON	CAMBS		PE28 4UP	728
MR	J U	VERMEULEN	33 IVELY ROAD	FARNBOROUGH			GU14 0JP	1,820
MR	SUNIL	VYAS	28 DEVON WAYE	HOUNSLOW	MIDDLESEX		TW5 0NE	728
MR	SIMON	WAINWRIGHT	FLAT 8 OAK TREE COURT	25 BUSHWOOD	LEYTONSTONE	LONDON	E11 3BY	582
MRS	TINA E	WAKELIN	9 BRAMBLE CROFT	SUTTON IN ASHFIELD	NOTTINGHAM		NG17 1HJ	364
MR	TIMOTHY	WAKELY	28 SOUTHFIELDS ROAD	WANDSWORTH	LONDON		SW18 1QL	145
MISS	CLAIRE ANNA	WALKER	108 GADDESDEN CRESENT	WAVENDON GATE	MILTON KEYNES		MK7 7SD	364
MR	DAVID JOHN	WALKER	5 FRAMLINGHAM COURT	SHENLEY CHURCH END	MILTON KEYNES	BUCKS	MK5 6HD	546
MRS	JACQUELINE	WALKER	15 LANGFIELD GROVE	BROMBOROUGH	WIRRAL		CH62 6EG	1,820
MR	JOHN	WALKER	31 TOWER ROAD	RUGBY	WARKS		CV22 5NA	291
MR	TERENCE	WALL	8 LORNE WAY	DARNHILL	HEYWOOD	LANCS	OL10 3NJ	291
MR	BRIAN	WALLACE	10 CRAIGEARN PLACE	KIRKCALDY	FIFE		KY2 6YT	218
MRS	SHARON DAWN	WALLACE	50 HENGISTBURY LANE	TATTENHOE	MILTON KEYNES		MK4 3EL	437
MR	GARY	WALLIS	59 CHURCH DRIVE	RAVENSHEAD	NOTTINGHAM		NG15 9FG	1,092
MR	DAVID BRYAN	WALSH	23 EALAND STREET	ROLLESTON-ON-DOVE	BURTON-ON-TRENT		DE13 9AY	728
MR	MICHAEL JOHN	WALSH	63 TREVOR ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6FT	364
MR	PETER	WALSH	116 NEW ROAD	MARLOW BOTTOM	MARLOW	BUCKINGHAMSHIRE	SL7 3NW	291
MR	DAVID	WALTON	529 PLODDER LANE	FARNWORTH	BOLTON		BL4 0LB	437
MR	ROBERT WILLIAM	WARBURTON	7 CUMBERLAND AVENUE	CHILWELL	NOTTINGHAM		NG9 4DH	364
MR	ANDREW	WARD	WOOD END COTTAGE	WOOD END	NASH	MILTON KEYNES	MK17 0EL	728
MRS	HEATHER	WARD	22 WYNBRECK DRIVE	KEYWORTH	NOTTINGHAM		NG12 5FY	364
	WENDY	WARD	30 BROAD WALK	HOCKLEY	ESSEX		SS5 5DD	145
MR	KEVIN ANDREW	WARN	20 FORSYTHIA CLOSE	LUTTERWORTH	LEICESTERSHIRE		LE17 4FD	728
MRS	JACQUELINE	WARNER	18 ST BARNABAS ROAD	SHINFIELD RISE	READING	BERKSHIRE	RG2 8ED	182
MRS	KAREN	WATKINS	THE STEEPES	212 COOMBFIELD DRIVE	DARENTH		DA2 7LG	72
MR	CHRISTOPHER	WATSON	297 CURZON STREET	LONG EATON	NOTTINGHAM		NG10 4FL	182
MRS	MAURA CATRIONA	WATSON	1 HALL CLOSE	OLD STRATFORD	MILTON KEYNES	BUCKS	MK19 6NH	546
MR	RICHARD GREIG	WATSON	13 ST MARYS ROAD	LLANDUDNO	CONWY		LL30 2UB	728
MISS	MICHELLE	WATTERS	26 THE MEDWAY	SUMMIT	HEYWOOD	LANCS	OL10 4SP	364
MRS	EILEEN	WATTERSON	134 QUEENS RD WEST	ACCRINGTON	LANCS		BB5 4BA	72
MR	NEVILLE	WEBB	1 WEST MEADE COURT	STANDENS BARN	NORTHAMPTON		NN3 9DB	145
MRS	JANE PAULA	WEBBER	7 THE WALTONS	DOWNS ROAD	FOLKESTONE		CT19 5QF	72
MR	NEIL WAYNE	WEBBER	6 HEATHFIELD AVENUE	ILKESTON	DERBYSHIRE		DE7 5ED	728
	SHARON	WEBSTER	111 RICKYARD ROAD	THE ARBOURS	NORTHAMPTON		NN3 3RE	291
MRS	ALISON MARY	WEEDON	10 SYDNOPE HALL	TWO DALES	MATLOCK		DE4 2FN	473
MR	LESLIE	WELLS	ROBINS WOOD	KENNEL RIDE	ASCOT	BERKSHIRE	SL5 7PD	1,820
MR	MARK	WEST	2 JENNERS CLOSE	OFF VICARAGE ROAD	LINGFIELD	SURREY	RH7 6EQ	364
MR	PHILLIP KENNETH	WESTERN	13 LONSDALE ROAD	BRIDGWATER	SOMERSET		TA5 2JR	364
MR	JOHN	WESTON	3 GALTON CLOSE	TIPTON	WEST MIDLANDS		DY4 7NN	429
MR	JOHN	WESTON	3 GALTON CLOSE	TIPTON	WEST MIDLANDS		DY4 7NN	128
MR	STEPHEN	WESTON	4 MAYFIELD VILLAS	GRAIGWEN	PONTYPRIDD	MID GLAMORGAN	CF37 2HE	874
MRS	LISA	WHAITES	51 BRAMBLE PARK	TAUNTON	SOMERSET		TA1 2QT	364
MR	ROBERT	WHALLEY	MONTFORD HOUSE	72 HIGH STREET	KENILWORTH	WARWICKSHIRE	CV8 1LZ	1,820
MR	ANDREW	WHISTON	CHURCH COTTAGE	CHRISTON	AXBRIDGE	SOMERSET	BS26 2XX	1,820

GUS plc

Attachment to Form 88(2) dated 4 September 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	MARK	WHITAKER	28 CHILTERN CLOSE	EASTBOURNE	EAST SUSSEX		BN23 8LB	218
	BARRY	WHITE	5 WOODHAM DRIVE	HATFIELD PEVEREL	CHELMSFORD	ESSEX	CM3 2RR	1,092
MR	STEPHEN	WHITHAM	219 BARGATE ROAD	BELPER	DERBY		DE56 1ST	1,092
MISS	SARAH	WHITMORE	11 SMITHURST ROAD	GILTBROOK	NOTTINGHAM	NOTTINGHAMSHIRE	NG16 2UD	145
MRS	ANDREA	WHITWORTH	422 PADIHAM ROAD	BURNLEY	LANCASHIRE		BB12 6TA	182
MR	ALLAN	WIGGLESWORTH	7 LONG CROFT	WESTON RHYN	OSWESTRY	SHROPSHIRE	SY10 7JP	728
MR	RICHARD	WIGMORE	23 CRANLEIGH DRIVE	WHITFIELD	DOVER	KENT	CT16 3NN	437
MRS	SYLVIA CHRISTINE	WILCOX	20 BENTHAM AVENUE	SHEERWATER	WOKING	SURREY	GU21 5LF	224
MRS	SYLVIA CHRISTINE	WILCOX	20 BENTHAM AVENUE	SHEERWATER	WOKING	SURREY	GU21 5LF	144
MR	ROBERT	WILES	55 OSPREY CLOSE	WATFORD	HERTFORDSHIRE		WD25 9AR	400
MR	ROBERT	WILKINS	5 RYE CLOSE	BEXLEY	KENT		DA5 1PX	182
MR	MARK RILEY	WILKINSON	23 BRUNTSFIELD CRESCENT	HALLHILL	DUNBAR		EH42 1QZ	509
MS	SARAH	WILLATTS	FLAT 10	CHAGFORD COURT	57 DEVONSHIRE ROAD	COLLIERS WOOD	SW19 2EJ	728
MRS	ANGELA	WILLIAMS	25 COTSWOLD DRIVE	LINSLADE	LEIGHTON BUZZARD	BEDS	LU7 2UQ	1,820
MRS	HAYLEY	WILLIAMS	6 BATES CLOSE	MARKET HARBOROUGH	LEICESTERSHIRE		LE16 7NT	1,820
MR	JACK	WILLIAMS	5 SWANSWELL ROAD	SOLIHULL	WEST MIDLANDS		B92 7EU	1,820
MRS	SANDRA	WILLIAMS	88 HOEL OFFA	COEDPOETH	WREXHAM	CLWYD	LL11 3EP	291
MR	TERENCE	WILLIAMS	1B BRIDGEMAN ROAD	RADFORD	COVENTRY		CV6 1NQ	364
MR	STEWART	WILLIS	11 WINCHILSEA CRESCENT	EAST MOLESEY	SURREY		KT8 1ST	1,820
MR	ANDREW PHILIP	WILSON	PIKESTYE COTTAGE	MARDEN	HEREFORD		HR1 3ES	364
MR	JOHN	WILSON	'LA FETE'	4 NEWSTEAD TERRACE	HUCKNALL		NG15 7EF	364
MR	NIGEL RICHARD	WILSON	17 HENRY ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 7NA	546
MR	KEITH EDWARD	WINDSOR	12 NEW ROAD	LITTLE ACRE	BAWDRIP	BRIDGWATER	TA7 8PT	291
MISS	TERESA	WINROW	161 HILL LANE	BLACKLEY	MANCHESTER		M9 6RL	291
MR	BARRY JAMES	WITTERIDGE	YEW TREE COTTAGE	POUNDON	BICESTER	OXON	OX27 9AZ	182
MR	MARK	WONNACOTT	8 PLEASANT STREET	CASTLETON	ROCHDALE	LANCS	OL11 3BE	364
MRS	ELIZABETH	WOOD	17 RICHMOND SQUARE	MANNING CLOSE	EAST GRINSTEAD	WEST SUSSEX	RH19 2DR	437
MR	MARK NICHOLAS	WOODFORD	25 OAKTREE AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 1AD	364
MR	BRIAN	WOODHAM	35 LANCASTER GARDENS WEST	CLACTON-ON-SEA	ESSEX		CO15 6QQ	218
MRS	FRANCES	WOODWARD	320 THE ROUNDABOUT	NORTHFIELD	BIRMINGHAM		B31 2UD	182
MRS	JACQUELINE ELIZABETH	WRIGHT	101 FREDERICK ROAD	STAPLEFORD	NOTTINGHAM		NG9 8FL	298
MRS	JACQUELINE ELIZABETH	WRIGHT	101 FREDERICK ROAD	STAPLEFORD	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 8FL	186
MR	MARK JAMES	WRIGHT	9 BUTLERS FIELD	LANGAR	NOTTINGHAM		NG13 9HS	364
MRS	SUSAN	WRIGHT	14 FARRIERS CROFT	ILKESTON	DERBYSHIRE		DE7 9LT	1,383
MRS	GULIZ	YANARDAG	32A PARK AVENUE	BROMLEY	KENT		BR1 4EE	1,311
MRS	SANDRA	YATES	28 BROWNING ROAD	REDDISH	STOCKPORT	CHESHIRE	SK5 6JN	182
MR	BRIAN PETER	YELLAND	17 FERNSIDE WAY	WOOTON BRIDGE	ISLE OF WIGHT		PO33 4QT	182
MR	JAMES	YEOMANS	THE GROVE	CAUSEY HILL	HEXHAM	NORTHUMBERLAND		728
MR	GEORGE	YIATANOU	5 FARFIELD GROVE	NOTTINGHAM	NOTTINGHAMSHIRE		NG9 2PW	728
MR	PETER	YOUNG	14 WINTERBOURNE MEWS	LEWES	EAST SUSSEX		BN7 1HG	109
								414,888

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,848	13,350	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nominees Limited a/c ESOS part id: 142CN Address: 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 21,198
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 21,198

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 September 2006

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/RW/10717 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,113		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each share *(including any share premium)*	£5.08		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ms Christine Corr Address: 29 Grange Park Grove, Raheny Dublin 5 Republic of Ireland	Class of shares allotted Ordinary	Number allotted 627
Name: Mr James Marmion Address: 53 Gleann Alainn Tulleyallen, Co Louth Republic of Ireland	Class of shares allotted Ordinary	Number allotted 486
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,113

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 September 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP/EXEC/RW/10723 Tel: 0870 836 4064
DX number DX exchange

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 31/08/2006

RNS Number:2854I
GUS PLC
31 August 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

REG-GUS PLC Director/PDMR Shareholding Released: 01/09/2006

RNS Number:3635I
GUS PLC
01 September 2006

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

GUS plc has received notification of the following transactions in its Ordinary shares by Don Robert (a director of the Company):

On 30 August 2006, Mr Robert exercised options in respect of 145,196 shares in the Company. The options were granted in June 2003 at a price of 675.5p per share under the Company's North America Stock Option Plan. Following this exercise, Mr Robert immediately sold these shares on the London Stock Exchange at a price of 970.1307p per share.

On 30 August 2006, Mr Robert sold a further 77,374 shares in the Company on the London Stock Exchange at a price of 969.0291p per share.

Exemption number 82-5017

RNS Number:4489I
GUS PLC
04 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 05/09/2006

RNS Number:5092I
GUS PLC
05 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

Ref: PGC/Ann0906CC

5 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	698075
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDING

GUS plc has received notification that, on 4 September 2006, Christopher Callero (a person discharging managerial responsibility) exercised options in respect of 70,398 shares in the Company. The options were granted in June 2003 at a price of 675.5p per share under the Company's North America Stock Option Plan. Following this exercise, Mr Callero immediately sold these shares on the London Stock Exchange at a price of 984.3027p per share.

This notification was received on 4 September 2006 and was made in accordance with DR 3.1.4R(1)(a).

Exemption number 82-5017

REG-GUS PLC Acceptance of Offers to sell Released: 06/09/2006

RNS Number:5432I
GUS PLC
06 September 2006

6 September 2006

GUS plc

Announcement of Acceptance of Offers to Sell

GUS plc ("GUS") announces the results of its invitation to noteholders to offer to sell for cash any or all of their £350 million 5.625% Notes due 2013.

Holders of £15,923,000 (4.55%) in principal amount of the 2013 Notes have offered to sell their Notes to GUS. GUS has given a Notice of Acceptance of Offers to Sell to the Tender Agent in respect of all such offers. Noteholders can therefore expect to receive their payment of par value plus accrued interest on their tendered Notes on Thursday 7 September 2006.

As announced on 29 August 2006, GUS shareholders have approved the proposed separation of GUS' two businesses, Argos Retail Group and Experian, by means of a demerger (the "Demerger"). GUS's invitation to tender has given noteholders who were concerned about the effect of the Demerger the opportunity to decide whether they wished to sell or to retain their Notes.

David Tyler, Finance Director of GUS, said:

"We note that a small proportion of the 2013 noteholders have accepted our offer, but most of the noteholders wish to retain their notes as obligations of Experian. The outcome has no effect on the demerger, which is on track to be completed by mid-October."

This notice of results has today been made available to noteholders and is also available for inspection at the UK Listing Authority's Document Viewing Facility which is located at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Enquiries

Finsbury
Rollo Head 020 7251 3801
Rupert Younger

Exemption number 82-5017

RNS Number:5525I
GUS PLC
06 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

Ref: PGC/Ann060906TD

GUS

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

6 September 2006

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	230629
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

GUS plc
("THE COMPANY")

DIRECTORS' INTERESTS IN CONNECTION WITH THE GUS CO-INVESTMENT PLAN

The Company has received notification today that matching shares awarded in 2003 in connection with The GUS Co-Investment Plan were released to the Terry Duddy, a director of the Company, on 5 September 2006. The resulting changes in his interests in GUS shares and in the contingent interest in matching shares awarded in connection with this plan are as follows:

(a) Interests in Ordinary shares

Number of Ordinary shares held previously (A)	Matching shares released (B)	Matching shares sold after release * (C)	Matching shares retained (D) ((B)-(C))	Number of Ordinary shares now held (E) ((A)+(D))
357,420	158,193	(65,286)	92,907	450,327

* The sale of shares took place on the London Stock Exchange on 5 September 2006 at a price of 967.1445p per share to satisfy the UK tax and national insurance liabilities falling due on the release of shares and to cover the incidental costs of the disposal.

(b) Contingent interests in matching shares

Contingent interests in matching shares before release	Matching shares released	Contingent interests in matching shares now held
550,087	(158,193)	391,894

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 07/09/2006

RNS Number:6265I
GUS PLC
07 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 08/09/2006

RNS Number:7071I
GUS PLC
08 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

RNS Number:7497I
GUS PLC
11 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

RNS Number:8174I
GUS PLC
12 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 200,000 Ordinary shares of 29 3/43p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

The Block listings consist of 50,000 shares to be issued under the GUS plc 1998 Approved Executive Share Option Scheme and 150,000 shares to be issued under the GUS plc 1998 Non-Approved Executive Share Option Scheme.

Exemption number 82-5017

RNS Number:8920I
GUS PLC
13 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

Exemption number 82-5017

RNS Number:9367I
GUS PLC
14 September 2006

GUS plc

ARG renamed Home Retail Group

GUS plc is pleased to announce that Argos Retail Group has changed its name to Home Retail Group. The change has been made to reflect the fact that the company is the leading home and general merchandise retailer in the UK, and customers shopping at Argos and Homebase can buy everything they need for the home and garden. Argos and Homebase will continue to trade under their existing brands.

Terry Duddy, Chief Executive Officer of Home Retail Group said:

"We are very excited about starting life as a separate public company under the great new name of Home Retail Group. This represents an opportunity to provide a strong and clear identity which better reflects the unparalleled breadth of home and general merchandise products that both Argos and Homebase sell."

Enquiries

Finsbury

Rupert Younger 020 7251 3801
Rollo Head

Exemption number 82-5017

REG-GUS PLC Home Retail GroupTrading Released: 14/09/2006

RNS Number:9369I
GUS PLC
14 September 2006

GUS plc

Home Retail Group Trading Update

Home Retail Group (formerly Argos Retail Group), the UK's leading home and general merchandise retailer which is part of GUS plc, this morning issues an update on trading to coincide with the publication of its prospectus later today.

Terry Duddy, Chief Executive Officer of Home Retail Group, said:

"Home Retail Group has made good progress against varied conditions in our product markets. While remaining cautious on the outlook for the UK consumer in the near-term, we look forward to continued success as a separately listed company."

% change in sales year-on-year

Five months to 31 August 2006		%
Argos	- total	13
	- like-for-like	5
Six months to 31 August 2006*		
Homebase	- total	1
	- like-for-like	(3)

* Homebase's year-end is the end of February to avoid distortions relating to the timing of Easter

For the early part of the financial year, the non-food, non-clothing market in the UK was stronger than expected. However, with continued weakness in certain product markets, Home Retail Group remains cautious on the outlook for a sustainable recovery in the rate of growth of consumer spending in the near-term.

Argos
Argos again outperformed its market in the period, with total sales up 13% of which new stores contributed nearly 8%. At 31 August 2006, Argos traded from 670 stores, with a net 13 new stores opened in the period.

Like-for-like sales increased by 5%, boosted by an outstanding performance in the first three months of the period. In the lead up to and during the course of the World Cup, sales of flat panel TV packages and set top boxes grew particularly strongly. Video game systems and bedroom furniture continued to perform well throughout the period. There was also strong growth in child safety and other nursery-related lines, and in seasonal products boosted by the warmer weather in July.

The overall strong sales performance in the period was, however, substantially offset by a related reduction in gross margin particularly in the first three months of the year. This was driven by the shift in the product mix and by the popularity of Argos' promotional offers, partially countered by the benefits obtained from supply chain initiatives.

Argos Direct, the delivery to home operation, grew by 13% in the period and accounted for 25% of Argos' sales. Within this, Internet orders for delivery to home rose by 46%, representing 8% of total sales. An additional 10% of sales were reserved by phone or the Internet for later collection in store (the service known as Check and Reserve), which was 61% ahead of the same period last year. The Autumn/Winter catalogue was launched on 29 July with about 17,000 lines available to customers across all stores and channels.

Homebase

Sales at Homebase increased in the six months to 31 August 2006 by 1% in total, of which 4% came from new stores. Homebase opened a net seven stores in the period bringing the total to 304, of which 156 had a mezzanine floor.

Like-for-like sales declined by 3%. Sales of furniture and kitchens continued to show strong growth throughout the period, while core DIY and decorating ranges remained weak. The improvement in sales in the later months of the period was largely driven by warmer weather encouraging purchases of seasonal categories, particularly air conditioning and horticulture. As planned, gross margin was ahead of the previous year due to a reduced level of promotional activity in the earlier months of the period, together with the benefits obtained from supply chain initiatives.

Financial Services

Home Retail Group Financial Services is trading in line with expectations. However, its response to the recommendations of the recent OFT enquiry in respect of late payment fees is expected to impact current year reported profit from early in the second half by about £3-4m. The impact is expected to annualise in the following financial year.

As announced last month, a joint venture with Barclays Bank PLC will develop an Argos credit card proposition and new personal loan products for Argos and Homebase. Home Retail Group's existing Argos and Homebase store card operations are not impacted by this arrangement.

Future announcements

Home Retail Group will announce its Interim Results on 21 November 2006.

Enquiries

Home Retail Group

Richard Ashton	Finance Director	020 7495 0070
Stuart Ford	Head of Investor Relations	

Finsbury

Rupert Younger	020 7251 3801
Rollo Head	

Exemption number 82-5017

REG-GUS PLC Experian Trading Update Released: 14/09/2006

RNS Number:9365I
GUS PLC
14 September 2006

14 September 2006

GUS plc

Experian Trading Update

Experian, the global information solutions company, which is part of GUS plc, is issuing this update on trading to coincide with the publication of its prospectus later today.

Don Robert, Chief Executive Officer of Experian, said:

"We are pleased with the performance of Experian in the first five months of the year, which continues to show good growth in line with our expectations. Sales grew by 18%, with organic growth of 7%, reflecting the scale and strength of the Experian business around the world."

% change in sales year-on-year for the five months to 31 August 2006

Continuing activities only*	At actual exchange rates %£	At constant exchange rates %
Americas	20	20
UK and Ireland	21	20
EMEA/Asia-Pacific	9	8
Experian	18	18

* As previously disclosed, two businesses have been treated as discontinuing from 1 April 2006. These are MetaReward's incentive marketing websites which have been closed and large scale UK account processing, where Experian has announced its phased withdrawal by Autumn 2009 £ Experian is reporting in US dollars

In the five months to 31 August 2006, Experian grew its sales from continuing activities by 18% at constant exchange rates. Organic growth was 7% with the balance from acquisitions.

By geography, Experian's three regions all showed 7% organic sales growth. This performance illustrates the benefits of Experian's successful strategy to broaden its portfolio of businesses by geography and by product.

Americas

In dollars, sales from continuing activities in the five months to 31 August 2006 increased by 20% in total. Organic growth was 7% in the period with corporate acquisitions, largely in Interactive, generating the remaining 13%.

As expected, sales in Credit Services excluding acquisitions were in line with last year, a pleasing performance against a period where the comparatives were very strong (H1 2005/6: +18%). Sales of products used in account acquisition (profiles and prescreen) were weaker but this was offset by good growth in risk management, collections, recovery and account retention products. Sales of Decision Analytics grew strongly, reflecting a recent contract win with Bank of America and continued strength in fraud prevention products.

Sales in Marketing Solutions were marginally down year-on-year, with the continuing trend of strong growth in email marketing and research services offset by weakness in consumer marketing data and list processing. Organic growth in Interactive was in excess of 20%, with particular strength in Consumer Direct.

UK and Ireland
In the five months to 31 August 2006, sales from continuing activities increased by 20% in total at constant exchange rates. Organic growth continued at 7% in the period despite a difficult consumer environment. The contribution from acquisitions, largely ClarityBlue, was 13%.

Excluding acquisitions, there were solid performances from Credit Services, Decision Analytics and Marketing Solutions, with particular success in fraud prevention and in the telecommunications and public sectors. Interactive sales more than trebled in the period.

EMEA/Asia-Pacific
In the five months to 31 August 2006, sales from continuing activities increased by 8% in total at constant exchange rates, of which organic growth was 7%. There was particular strength in Decision Analytics, especially in Southern and Eastern Europe. Sales in the French transaction processing business, which accounted for about half of revenue in the period, were marginally ahead of last year.

Future announcements
Experian will announce its Interim Results on 21 November 2006.

Enquiries

Experian		
Paul Brooks	Chief Financial Officer	020 7495 0070
Fay Dodds	Director of Investor Relations	
Finsbury		
Rupert Younger		020 7251 3801
Rollo Head		

Exemption number 82-5017
REG-GUS PLC Publication of Prospectuses Released: 14/09/2006

RNS Number:9675I
GUS PLC

14 September 2006

GUS plc

Demerger of Home Retail Group and Experian:

Publication of Prospectuses

GUS plc, the retail and business services group, announces that Prospectuses for Home Retail Group plc (formerly ARG Holdings (UK) plc) and Experian Group Limited (Experian) have now been published.

Copies of the Prospectuses of Home Retail Group and Experian have been sent to the Financial Services Authority and will shortly be available for inspection at the Financial Services Authority's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, London E14 5HS.

Enquiries

GUS

David Tyler	Group Finance Director	020 7495 0070
Fay Dodds	Director of Investor Relations	

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 14/09/2006

RNS Number:9677I
GUS PLC
14 September 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 170,000 Ordinary shares of 29 3/43p each under the Company's Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.